As filed with the Securities and Exchange Commission on ________, 2014

Registration No. 333-194864

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pricing Terms

Amendment No. 3
to
FORM S-1
REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Dominion Midstream Partners, LP

(Exact Name of Registrant as Specified in Its Charter)

Delaware	4922	46-5135781
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

120 Tredegar Street
Richmond, Virginia 23219
(804) 819-2000

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Mark O. Webb
120 Tredegar Street
Richmond, Virginia 23219
(804) 819-2000

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

David P. Oelman E. Ramey Layne Vinson & Elkins L.L.P. 1001 Fannin Street, Suite 2500 Houston, Texas 77002 Tel: (713) 758-2222	William J. Cooper Andrews Kurth LLP 1350 I St. NW, Suite 1100 Washington, DC 20005 Tel: (202) 662-2700	Michael O'Leary Andrews Kurth LLP 600 Travis Street, Suite 4200 Houston, Texas 77002 Tel: (713) 220-4200

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered (1)	Proposed maximum offering price per unit (2)	Proposed Maximum Aggregate Offering Price (1)(2)	Amount of Registration Fee (3)
Common units representing limited partner interests	20,125,000	$21.00	$422,625,000	$2,915

(1) Includes common units issuable upon exercise of the underwriters' option to purchase additional common units.
(2) Based upon the assumed initial public offering price of $21.00.
(3) The Registrant has previously paid $51,520.00 for the registration of $400,000,000 of proposed maximum aggregate offering price in connection with the Registrant's Registration Statement on Form S-1 (File No. 333-194864) filed on March 28, 2014.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.



The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission becomes effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated , 2014

PROSPECTUS

Dominion MIDSTREAM PARTNERS

Dominion Midstream Partners, LP

17,500,000 Common Units Representing Limited Partner Interests

This is the initial public offering of our common units representing limited partner interests. We are offering 17,500,000 common units. Prior to this offering, there has been no public market for our common units. We currently expect the initial public offering price to be between $19.00 and $21.00 per common unit. We have been approved to list our common units on the New York Stock Exchange under the symbol "DM."

Immediately following the closing of this offering, our sole cash flow generating asset will be a preferred equity interest in Dominion Cove Point LNG, LP.

Investing in our common units involves risks. Please read "Risk Factors" beginning on page 26.

These risks include the following:

- Our preferred equity interest in Dominion Cove Point LNG, LP may not generate sufficient cash following the establishment of cash reserves and payment of costs and expenses, including cost reimbursements to our general partner and its affiliates, to enable us to pay the minimum quarterly distribution to our unitholders.
- Unitholders have limited voting rights and are not entitled to elect our general partner or its directors, which could reduce the price at which our common units will trade.
- Dominion Resources, Inc. owns and controls our general partner, which has sole responsibility for conducting our business and managing our operations. Our general partner and its affiliates, including Dominion Resources, Inc., have conflicts of interest with us and limited duties, and they may favor their own interests to our detriment and that of our unitholders.
- Unitholders will experience immediate and substantial dilution of $5.99 per common unit.
- There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and unitholders could lose all or part of their investment.
- Our tax treatment depends on our status as a partnership for federal income tax purposes and not being subject to a material amount of entity-level taxation. If the Internal Revenue Service were to treat us as a corporation for federal income tax purposes, or if we become subject to entity-level taxation for state tax purposes, our cash available for distribution to unitholders would be substantially reduced.
- Even if unitholders do not receive any cash distributions from us, they will be required to pay taxes on their share of our taxable income.

In order to comply with applicable Federal Energy Regulatory Commission (the "FERC") rate-making policies, we require an owner of our common units to be an Eligible Holder. Eligible Holders are individuals or entities whose U.S. federal income tax status (or lack of proof thereof) does not, in the determination of our general partner, create a substantial risk of an adverse effect on the rates that can be charged to customers with respect to assets that are subject to regulation by the FERC or a similar regulatory body. If you are not an Eligible Holder, you will not be entitled to receive distributions or allocations of income or loss on your common units and your common units will be subject to redemption.

In addition, we qualify as an "emerging growth company" as defined in Section 2(a)(19) of the Securities Act and, as such, are allowed to provide in this prospectus more limited disclosures than an issuer that would not so qualify. Furthermore, for so long as we remain an emerging growth company, we will qualify for certain limited exceptions from investor protection laws such as the Sarbanes-Oxley Act of 2002 and the Investor Protection and Securities Reform Act of 2010. Please read "Risk Factors" and "Summary—Emerging Growth Company Status."

	Per Common Unit	Total
Public Offering Price	$	$
Underwriting Discounts[(1)]	$	$
Proceeds to Dominion Midstream Partners, LP (before expenses)	$	$

(1) Excludes a structuring fee of 0.5% of the gross proceeds of this offering, including the gross proceeds from any exercise of the underwriters' option to purchase additional units, payable to Barclays Capital Inc. and Citigroup Global Markets Inc. Please read "Underwriting." The structuring fee will be paid to Barclays Capital Inc. and Citigroup Global Markets Inc. from the net proceeds of this offering. Please read "Use of Proceeds."

The underwriters may purchase up to an additional 2,625,000 common units from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the common units to purchasers on or about through the book-entry facilities of The Depository Trust Company.

Barclays **Citigroup** **J.P. Morgan**

BofA Merrill Lynch Goldman, Sachs & Co. UBS Investment Bank Morgan Stanley

RBC Capital Markets Scotiabank

Prospectus dated , 2014

SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the historical and pro forma financial statements and the notes to those financial statements, before investing in our common units. The information presented in this prospectus assumes an initial public offering price of $20.00 per common unit (the mid-point of the price range set forth on the cover page of this prospectus) and, unless otherwise indicated, that the underwriters' option to purchase additional common units is not exercised. You should read "Risk Factors" for information about important risks that you should consider before buying our common units.

References in this prospectus to "Cove Point," "the Predecessor," "our predecessor," and "we," "our," "us," "our partnership" or like terms when used in a historical context refer to Dominion Cove Point LNG, LP, which is our predecessor for accounting purposes, and when used in the present tense or prospectively, "Dominion Midstream," "we," "our," "us" or like terms refer to Dominion Midstream Partners, LP and its wholly-owned subsidiary, Cove Point GP Holding Company, LLC. Unless the context otherwise requires, references in this prospectus to "Dominion" refer collectively to Dominion Resources, Inc. and its subsidiaries, other than us and Cove Point. We include a glossary of some of the terms used in this prospectus as Appendix C.

Dominion Midstream Partners, LP

Overview

We are a growth-oriented Delaware limited partnership formed on March 11, 2014 by Dominion to initially own all of the outstanding preferred equity interests (the "***Preferred Equity Interest***") in Dominion Cove Point LNG, LP, a Delaware limited partnership ("***Cove Point***"), which owns liquefied natural gas ("***LNG***") import, storage, regasification and transportation assets. We expect that our relationship with Dominion, which has substantial additional midstream assets, should provide us the opportunity over time to grow a portfolio of natural gas terminalling, processing, storage, transportation and related assets. Cove Point is the owner and operator of the Dominion Cove Point LNG Facility, an LNG import/regasification and storage facility located on the Chesapeake Bay in Lusby, Maryland (the "***Cove Point LNG Facility***"), and approximately 136 miles of natural gas pipeline (the "***Cove Point Pipelin***e") that connects the Cove Point LNG Facility to interstate natural gas pipelines. Cove Point is currently generating significant revenue and earnings from annual reservation payments under regasification, storage and transportation contracts with a portfolio of creditworthy counterparties, including affiliates of BP, Royal Dutch Shell and Statoil.

Cove Point is actively pursuing the development of natural gas export/liquefaction facilities (the "***Liquefaction Project***" and, together with the Cove Point Pipeline and the Cove Point LNG Facility, the "***Cove Point Facilities***") on land already owned by Cove Point, which is within the developed area of the existing Cove Point LNG Facility. The Liquefaction Project is expected to be completed and placed into service in late 2017. Liquefaction is the process by which natural gas is converted into LNG, which can be loaded into LNG vessels for export. U.S. exports of LNG are expected to increase substantially over the next decade, driven by an abundant supply of natural gas in the U.S., combined with projected growth in worldwide demand for natural gas and significantly higher prices globally, particularly in Asia. The Liquefaction Project's available capacity is fully contracted with two counterparties: (1) a joint venture between Sumitomo Corporation and Tokyo Gas Co., Ltd. and (2) a subsidiary of GAIL (India) Limited. Each contract is a long-term fixed reservation fee agreement with a 20-year term commencing on the date the Liquefaction Project is placed in service. Upon completion, the Liquefaction Project is expected to substantially increase net income and EBITDA generated by Cove Point, in which we hold the Preferred Equity Interest.

Dominion is the owner of all of the common equity interests in Cove Point and has indicated that it intends to provide the funding necessary for the development of the Liquefaction Project and other capital expenditures

Business Strategies

Our primary business objective is to generate stable and growing cash flows, which will enable us to maintain and increase our cash distributions per unit over time. We intend to accomplish this objective by executing the following strategies:

- *Pursue accretive acquisitions from Dominion*. We intend to seek opportunities to expand our initial asset base primarily through accretive acquisitions from Dominion. Dominion will grant us in connection with this offering a right of first offer with respect to any future sale of its common equity interests in Cove Point, and we may also acquire newly issued common or additional preferred equity interests in Cove Point. Furthermore, Dominion will grant us in connection with this offering a right of first offer with respect to any future sale of its indirect ownership interest in Blue Racer Midstream, LLC ("***Blue Racer***"), which is a growing midstream company focused on the Utica Shale formation. Although Dominion will grant us in connection with this offering a right of first offer with respect to such interests in Cove Point and Blue Racer, Dominion is under no obligation to sell these interests, nor are we obligated to purchase such interests, and we currently do not know when, if ever, such interests will be acquired from Dominion. In addition, we believe Dominion will offer us opportunities to acquire other midstream assets that it may acquire or develop in the future or that it currently owns. We believe that Dominion's economic relationship with us incentivizes it to offer us acquisition opportunities, although it is under no obligation to do so and neither are we obligated to make any such acquisitions. Please read "—Our Relationship with Dominion."

- *Pursue third-party acquisitions and organic growth opportunities*. We also intend to grow our business by pursuing strategic acquisitions from third parties and, as we acquire additional assets, future organic growth opportunities at those acquired assets. Our third-party growth strategy will include assets both within the existing geographic footprint of Dominion's natural gas-related businesses and potentially in new areas.

- *Focus on long-term, stable cash flows*. We intend to pursue future growth opportunities, whether through our relationship with Dominion, third-party acquisitions or organic growth opportunities, that provide long-term, stable cash flows.

- *Capitalize on Dominion's midstream experience in the Utica and Marcellus Shale formations*. We intend to capitalize on Dominion's midstream experience in the high growth areas of the Utica and Marcellus Shale formations. Dominion's experience in these shale formations, as well as its extensive footprint, could potentially provide significant growth opportunities.

Competitive Strengths

We believe we are well positioned to execute our business strategies based on the following competitive strengths:

- *Our affiliation with Dominion*. We believe that Dominion, one of the nation's largest producers and transporters of energy and the ultimate owner of our general partner, all of our incentive distribution rights ("***IDRs***") and a 72.6% limited partner interest in us, is motivated to promote and support the successful execution of our primary business objective through, for example, the following:

  - *Cove Point acquisition opportunities*: Dominion will retain all of the common equity interests in Cove Point immediately following the consummation of this offering and Dominion will grant us in connection with this offering a right of first offer with respect to any future sale of these common equity interests. We may also acquire newly issued common equity interests in Cove Point or additional preferred equity interests in Cove Point in the future, which should benefit from the expected increase in cash flows and income associated with the Liquefaction Project upon its completion, provided that any issuances of additional equity interests in Cove Point would require both our and Dominion's approval.

7

- Dominion and other affiliates of our general partner may compete with us.

- Unitholders have limited voting rights and are not entitled to elect our general partner or its directors, which could reduce the price at which our common units will trade.

- Unitholders will experience immediate and substantial dilution of $5.99 per common unit.

- There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and unitholders could lose all or part of their investment.

- Unitholders may have liability to repay distributions.

- For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements that apply to other public companies, including those relating to auditing standards and disclosure about our executive compensation.

- If we fail to develop or maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential unitholders could lose confidence in our financial reporting, which would harm our business and the trading price of our units.

Tax Risks to Common Unitholders

- Our tax treatment depends on our status as a partnership for federal income tax purposes and not being subject to a material amount of entity-level taxation. If the Internal Revenue Service ("*IRS*") were to treat us as a corporation for federal income tax purposes, or if we become subject to entity-level taxation for state tax purposes, our cash available for distribution to unitholders would be substantially reduced.

- The tax treatment of publicly traded partnerships or an investment in our common units could be subject to potential legislative, judicial or administrative changes or differing interpretations, possibly applied on a retroactive basis.

- Even if unitholders do not receive any cash distributions from us, they will be required to pay taxes on their share of our taxable income.

Management

We are managed and operated by the board of directors and executive officers of our general partner, Dominion Midstream GP, LLC, an indirect wholly-owned subsidiary of Dominion. Dominion will have the right to appoint all members of the board of directors of our general partner, including at least three directors meeting the independence standards established by the New York Stock Exchange ("*NYSE*"). At least one of our independent directors will be appointed prior to the date our common units are listed for trading on the NYSE. Our unitholders will not be entitled to elect our general partner or its directors or otherwise directly participate in our management or operations. For more information about the executive officers and directors of our general partner, please read "Management."

Cove Point's general partner, which will be our wholly-owned subsidiary, will control Cove Point, subject to specified approval rights maintained by Dominion in connection with its ownership of common equity interests in Cove Point. We will manage the business and affairs of Cove Point's general partner.

Our Relationship with Dominion

We view our relationship with Dominion as a significant competitive strength. We believe this relationship will provide us with potential acquisition opportunities from a broad portfolio of existing midstream assets that meet our strategic objectives, as well as access to personnel with extensive technical expertise and industry relationships. Dominion will grant us in connection with this offering a right of first offer with respect to any future sale of its common equity interests in Cove Point. We may also acquire newly issued common equity or additional preferred equity interests in Cove Point in the future, provided that any issuances of additional equity interests in Cove Point would require both our and Dominion's approval. Any additional equity interests that we acquire in Cove Point would allow us to participate in the significant growth in cash flows and income expected following the completion of the Liquefaction Project. In addition, acquisition opportunities may arise from future midstream pipeline, terminalling, processing, transportation and storage assets acquired or constructed by Dominion.

Dominion, headquartered in Richmond, Virginia, is one of the nation's largest producers and transporters of energy. Dominion's strategy is to be a leading provider of electricity, natural gas and related services to customers primarily in the eastern region of the U.S. Dominion's portfolio of assets includes approximately 23,600 MW of generating capacity, 10,900 miles of natural gas transmission, gathering and storage pipelines, 21,900 miles of gas distribution pipelines, exclusive of service lines, 6,400 miles of electric transmission lines and 57,000 miles of electric distribution lines. Dominion presently serves utility and retail energy customers in 10 states and operates one of the nation's largest underground natural gas storage systems, with approximately 947 Bcfe of storage capacity. Dominion's portfolio of midstream pipeline, terminalling, processing, transportation and storage assets includes both its indirect ownership interest in Blue Racer, which is described in more detail below, and the assets and operations of Dominion Gas Holdings, LLC. Dominion Gas Holdings, LLC consists of (i) The East Ohio Gas Company d/b/a Dominion East Ohio, a regulated natural gas distribution operation, (ii) DTI, an interstate natural gas transmission pipeline company, and (iii) Dominion Iroquois, Inc. ("*Dominion Iroquois*"), which holds a 24.72% general partner interest in Iroquois Gas Transmission System L.P.

Blue Racer is a joint venture between Dominion and Caiman Energy II, LLC ("*Caiman*"), a midstream energy company focused on the design, construction, operation and acquisition of midstream assets. Blue Racer was formed to provide midstream services to natural gas producers operating in the Utica Shale formation in Ohio and portions of Pennsylvania, and is an equal partnership between Dominion and Caiman, with Dominion contributing midstream assets, including both gathering and processing assets, and Caiman contributing up to $800 million in equity capital commitments. Midstream services offered by Blue Racer include gathering, processing, fractionation, and natural gas liquids transportation and marketing. Blue Racer is expected to leverage Dominion's existing presence in the Utica region with significant additional new capacity designed to meet producer needs as the development of the Utica Shale formation increases.

Following the consummation of this offering, Dominion will be our largest unitholder, holding 14,472,789 common units (approximately 45.3% of all outstanding) and 31,972,789 subordinated units (100% of all outstanding), and will own our general partner and 100% of our IDRs. As a result of its significant ownership interests in us, we believe Dominion will be motivated to support the successful execution of our business strategies and will provide us with acquisition opportunities, although it is under no obligation to do so. Dominion views us as a significant part of its growth strategy, and we believe that Dominion will be incentivized to contribute or sell additional assets to us and to pursue acquisitions jointly with us in the future although it is under no obligation to do so and we are under no obligation to undertake any such acquisition opportunities. However, Dominion will regularly evaluate acquisitions and dispositions and may, subject to compliance with our right of first offer with respect to Cove Point and Blue Racer, elect to acquire or dispose of assets in the future without offering us the opportunity to participate in those transactions. Moreover, following the consummation of this offering, Dominion will continue to be free to act in a manner that is beneficial to its interests without regard to ours, which may include electing not to present us with future acquisition opportunities. Please read "Conflicts of Interest and Fiduciary Duties."

- comply with any new audit rules adopted by the PCAOB after April 5, 2012, unless the SEC determines otherwise;

- provide certain disclosure regarding executive compensation required of larger public companies; or

- obtain unitholder approval of any golden parachute payments not previously approved.

We will cease to be an "emerging growth company" upon the earliest of:

- when we have $1.0 billion or more in annual revenues;

- when we have at least $700 million in market value of our common units held by non-affiliates;

- when we issue more than $1.0 billion of non-convertible debt over a three-year period; or

- the last day of the fiscal year following the fifth anniversary of this offering.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to "opt out" of such extended transition period and, as a result, will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Formation Transactions and Partnership Structure

We are a Delaware limited partnership formed on March 11, 2014 by Dominion to own and hold the Preferred Equity Interest and the general partner interest in Cove Point.

In connection with the closing of this offering, the following will occur:

- Dominion will contribute the general partner interest in Cove Point and a portion of the Preferred Equity Interest to us, and we will contribute such interests to our wholly-owned subsidiary, Cove Point GP Holding Company, LLC ("***Cove Point Holdings***");

- as consideration for the contributions described in the preceding bullet point, we will:

  ○ issue to our general partner the IDRs, which entitle the holder to increasing percentages, up to a maximum of 50.0%, of the cash we distribute in excess of $0.2013 per unit per quarter;

  ○ issue to Dominion 11,847,789 common units and 31,972,789 subordinated units (which does not include any common units that may be issued to Dominion if the underwriters do not exercise their option in full or at all to purchase additional common units); and

  ○ agree to issue to Dominion any common units not purchased by the underwriters pursuant to their option to purchase additional common units and distribute to Dominion the net proceeds of any common units purchased by the underwriter pursuant to such option, each as described below;

- we will receive gross proceeds of $350.0 million from the issuance and sale of common units to the public at an assumed initial offering price of $20.00 per common unit;

- we will use $20.9 million of the proceeds from this offering to pay underwriting discounts, a structuring fee totaling $1.8 million and estimated offering expenses of $2.9 million;

- we will use $324.4 million of the proceeds from this offering to make, through Cove Point Holdings, a contribution to Cove Point in exchange for the remaining portion of the Preferred Equity Interest; and

- we will enter into a new $300 million credit facility with Dominion, which will be undrawn at the closing of this offering. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Outstanding Indebtedness; Dominion Credit Facility.”

We have granted the underwriters a 30-day option to purchase up to an aggregate of 2,625,000 additional common units. Any net proceeds received from the exercise of this option will be distributed to Dominion. If the underwriters do not exercise this option in full or at all, the common units that would have been sold to the underwriters had they exercised the option in full will be issued to Dominion (as partial consideration for the contribution of a portion of the Preferred Equity Interest) at the expiration of the option period. Accordingly, the exercise of the underwriters’ option will not affect the total number of common units outstanding.

Organizational Structure

The following diagram depicts Dominion Midstream’s simplified organizational and ownership structure immediately after giving effect to this offering.



Dominion Resources, Inc.
100%
Dominion Cove Point, Inc.
100%
100%
100%
Public Investors 17,500,000 Common Units
Dominion MLP Holding Company, LLC 14,472,789 Common Units 31,972,789 Subordinated Units
Dominion Midstream GP, LLC (the General Partner) Incentive Distribution Rights
Dominion Gas Projects Company, LLC
27.4% LP Interest
72.6% LP Interest
Non-economic GP Interest
Dominion Midstream Partners, LP (the Partnership)
100% Common Equity Interest
100%
Cove Point GP Holding Company, LLC
100% Preferred Equity Interest GP Interest
Dominion Cove Point LNG, LP
Cove Point LNG Facility
Cove Point Pipeline
Liquefaction Project

Dominion Midstream

Public Common Units	17,500,000	27.4%[1]
Interests of Dominion:		
Common Units	14,472,789	22.6%[1]
Subordinated Units	31,972,789	50.0%
General Partner Interest	—	0.0%[2]
Incentive Distribution Rights	—	—[3]
	63,945,578	100.0%

---

(1) Assumes the underwriters do not exercise their option to purchase additional common units and such additional common units are issued to Dominion.

(2) Our general partner owns a non-economic general partner interest in us. Please read "How We Make Distributions to Our Partners—General Partner Interest."

(3) IDRs represent a variable interest in distributions and thus are not expressed as a fixed percentage. Please read "How We Make Distributions to Our Partners—Incentive Distribution Rights." Distributions with respect to the IDRs will be classified as distributions with respect to equity interests. IDRs will be issued to our general partner, which is wholly-owned by Dominion.

The Offering

Common units offered to the public . . . . 17,500,000 common units.

20,125,000 common units if the underwriters exercise their option to purchase additional common units in full.

Units outstanding after this offering . . . . 31,972,789 common units and 31,972,789 subordinated units for a total of 63,945,578 limited partner units. The exercise of the underwriters' option will not affect the total number of common units outstanding. Please read "—Formation Transactions and Partnership Structure."

Use of proceeds . . . . We intend to use the estimated net proceeds of approximately $324.4 million from this offering (based on an assumed initial offering price of $20.00 per common unit, the mid-point of the price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discounts, structuring fee of $1.8 million paid to Barclays Capital Inc. and Citigroup Global Markets Inc., and offering expenses, to make, through Cove Point Holdings, a contribution to Cove Point in exchange for a portion of the Preferred Equity Interest.

If the underwriters exercise their option to purchase additional common units in full, the additional net proceeds will be approximately $49.1 million (based on an assumed initial offering price of $20.00 per common unit, the mid-point of the price range set forth on the cover page of this prospectus). The net proceeds from any exercise of such option will be used to make a distribution to Dominion. Please read "Use of Proceeds."

Cash distributions . . . . Within 60 days after the end of each quarter, we expect to make a cash distribution to holders of our common units and subordinated units. We expect to make a minimum quarterly distribution of $0.175 per common unit and subordinated unit ($0.70 per common unit and subordinated unit on an annualized basis) to the extent we have sufficient cash after the establishment of cash reserves and the payment of fees and expenses, including payments to our general partner and its affiliates. For the first quarter that we are publicly traded, we will pay a prorated distribution covering the period after the consummation of this offering through September 30, 2014 based on the actual length of that period.

The board of directors of our general partner will adopt a policy pursuant to which distributions for each quarter will be paid to the extent we have sufficient cash after establishment of cash reserves and payment of fees and expenses, including payments to our general partner and its affiliates. Our ability to pay the minimum quarterly distribution is subject to various restrictions and other factors described in more detail under the caption "Cash Distribution Policy and Restrictions on Distributions."

Our partnership agreement generally provides that we will distribute cash each quarter during the subordination period in the following manner:

- *first*, to the holders of common units, until each common unit has received the minimum quarterly distribution of $0.175 plus any arrearages from prior quarters;

- *second*, to the holders of subordinated units, until each subordinated unit has received the minimum quarterly distribution of $0.175; and

- *third*, to all the holders of common and subordinated units, pro rata, until each has received a distribution of $0.2013.

If cash distributions to our unitholders exceed $0.2013 per unit on all common and subordinated units in any quarter, our unitholders and our general partner, as the holder of our IDRs, will receive distributions according to the following percentage allocations:

Total Quarterly Distribution Target Amount	Marginal Percentage Interest in Distributions	
	Unitholders	General Partner (as holder of IDRs)
above $0.2013 up to $0.2188	85.0%	15.0%
above $0.2188 up to $0.2625	75.0%	25.0%
above $0.2625	50.0%	50.0%

We refer to the additional increasing distributions to our general partner as *"incentive distributions."* Please read "How We Make Distributions to Our Partners—Incentive Distribution Rights."

The amount of pro forma distributable cash flow generated during each of the year ended December 31, 2013 and the twelve months ended June 30, 2014 would have been sufficient to allow us to pay the full minimum quarterly distribution on all common units and subordinated units.

We believe that, based on our estimated distributable cash flow as described under the caption "Cash Distribution Policy and Restrictions on Distributions," we will have sufficient distributable cash flow to pay the minimum quarterly distribution of $0.175 per unit on all common and subordinated units for the twelve months ending September 30, 2015.

However, we do not have a legal or contractual obligation to pay distributions quarterly or on any other basis or at the minimum quarterly distribution rate or at any other rate, and there is no guarantee that we will pay distributions to our unitholders in any quarter. Please read "Cash Distribution Policy and Restrictions on Distributions."

quarterly distribution will be adjusted to equal the distribution for the quarter immediately preceding the reset, and the target distribution levels will be reset to correspondingly higher levels based on the same percentage increases above the reset minimum quarterly distribution as the initial target distribution levels were above the minimum quarterly distribution.

If the target distribution levels are reset, the holders of our IDRs will be entitled to receive common units. The number of common units to be issued will equal the number of common units that would have entitled the holders of our IDRs to an aggregate quarterly cash distribution for the quarter prior to the reset election equal to the distribution on the IDRs for the quarter prior to the reset election. Please read "How We Make Distributions to Our Partners—IDR Holders' Right to Reset Incentive Distribution Levels."

Issuance of additional units . . . . Our partnership agreement authorizes us to issue an unlimited number of additional units without the approval of our unitholders. Please read "Units Eligible for Future Sale" and "The Partnership Agreement—Issuance of Additional Interests."

Limited voting rights . . . . Our general partner will manage and operate us. Unlike the holders of common stock in a corporation, our unitholders will have only limited voting rights on matters affecting our business. Our unitholders will have no right to elect our general partner or its directors on an annual or other continuing basis. Our general partner may not be removed except by a vote of the holders of at least 66⅔% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class. Upon consummation of this offering, Dominion will own an aggregate of 72.6% of our outstanding units (or 68.5% of our outstanding units, if the underwriters exercise their option to purchase additional common units in full). This will give Dominion the ability to prevent the removal of our general partner. In addition, any vote to remove our general partner during the subordination period must provide for the election of a successor general partner by the holders of a majority of the common units and a majority of the subordinated units, voting as separate classes. This will provide Dominion the ability to prevent the removal of our general partner. Please read "The Partnership Agreement—Voting Rights."

Limited call right . . . . If at any time our general partner and its affiliates own more than 80% of the outstanding common units, our general partner has the right, but not the obligation, to purchase all of the remaining common units at a price equal to the greater of (1) the average of the daily closing price of the common units over the 20 trading days preceding the date three days before notice of exercise of the limited call right is first mailed and (2) the highest per-unit price paid by our general partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed. Please read "The Partnership Agreement—Limited Call Right."

Eligible Holders and redemption	Only Eligible Holders are entitled to own our units and to receive distributions or be allocated income or loss from us. Eligible Holders are individuals or entities whose U.S. federal income tax status (or lack of proof thereof) does not, in the determination of our general partner, create a substantial risk of an adverse effect on the rates that can be charged to our or Cove Point's customers with respect to assets that are subject to regulation by the FERC or a similar regulatory body.
	We have the right (which we may assign to any of our affiliates), but not the obligation, to redeem all of the common units of any holder that is not an Eligible Holder or that has failed to certify or has falsely certified that such holder is an Eligible Holder. The purchase price for such redemption would be equal to the lesser of the holder's purchase price and the then-current market price of the units. The redemption price will be paid in cash or by delivery of a promissory note, as determined by our general partner.
	Please read "Description of the Common Units—Transfer of Common Units" and "The Partnership Agreement—Non-Taxpaying Holders; Redemption."
Estimated ratio of taxable income to distributions	We estimate that if you own the common units you purchase in this offering through the record date for distributions for the period ending December 31, 2017 you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be less than 20% of the cash distributed to you with respect to that period. For example, if you receive an annual distribution of $0.70 per common unit, we estimate that your average allocable federal taxable income per year will be no more than approximately $0.14 per common unit. Thereafter, the ratio of allocable taxable income to cash distributions to you could substantially increase. Please read "Material U.S. Federal Income Tax Consequences—Tax Consequences of Unit Ownership" for the basis of this estimate.
Material U.S. federal income tax consequences	For a discussion of the material U.S. federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the U.S., please read "Material U.S. Federal Income Tax Consequences."
Directed Unit Program	At our request, the underwriters have reserved up to 5% of the common units offered hereby for sale at the initial public offering price for officers, directors, employees and certain other persons associated with us and our general partner. For further information regarding our directed unit program, please read "Underwriting."
Exchange listing	We have been approved to list our common units on the NYSE under the symbol "DM."

Summary Historical and Pro Forma Financial Data

Dominion Midstream was formed on March 11, 2014 and, upon the consummation of this offering, we will own the Preferred Equity Interest and the general partner interest in Cove Point through our wholly-owned subsidiary, Cove Point Holdings. Our only business will consist of owning the Preferred Equity Interest and the general partner interest in Cove Point, and, accordingly, our results of operations and financial condition will be dependent on the performance of Cove Point.

Dominion Midstream does not have historical financial statements. Therefore, in this prospectus we present the historical financial statements of Cove Point as our predecessor. The following table presents summary historical financial data of Cove Point and summary pro forma financial data of Dominion Midstream as of the dates and for the periods indicated.

The summary historical financial data presented at and for the years ended December 31, 2013 and 2012 is derived from the audited historical financial statements of Cove Point that are included elsewhere in this prospectus. The summary historical financial data presented at June 30, 2014 and for the six months ended June 30, 2014 and 2013 is derived from the unaudited historical financial statements of Cove Point that are included elsewhere in this prospectus.

For a detailed discussion of the summary historical financial information contained in the following table, please read "Management's Discussion and Analysis of Financial Condition and Results of Operations." The following table should also be read in conjunction with "Use of Proceeds," "Business—Our Relationship with Dominion" and the audited and unaudited historical financial statements of Cove Point and our unaudited pro forma combined financial statements included elsewhere in this prospectus. Among other things, the historical and unaudited pro forma financial statements include more detailed information regarding the basis of presentation for the information in the following table.

The summary pro forma financial data is presented at June 30, 2014, for the year ended December 31, 2013 and for the six months ended June 30, 2014 and is derived from our unaudited pro forma combined financial statements included elsewhere in this prospectus. Our unaudited pro forma combined financial statements give pro forma effect to the following transactions:

- Dominion will contribute the general partner interest in Cove Point and a portion of the Preferred Equity Interest to us, and we will contribute both interests to our wholly-owned subsidiary, Cove Point Holdings;

- we will issue to our general partner the IDRs, which entitle the holder to increasing percentages, up to a maximum of 50.0%, of the cash we distribute in excess of $0.2013 per unit per quarter;

- we will issue to Dominion 14,472,789 common units and 31,972,789 subordinated units;

- we will receive gross proceeds of $350.0 million from the issuance and sale of 17,500,000 common units to the public at an assumed initial offering price of $20.00 per common unit;

- we will use $20.9 million of the proceeds from this offering to pay underwriting discounts, a structuring fee totaling $1.8 million and estimated offering expenses of $2.9 million;

- we will use $324.4 million of the proceeds from this offering to make, through Cove Point Holdings, a contribution to Cove Point in exchange for the remaining portion of the Preferred Equity Interest; and

- we will enter into a new $300 million credit facility with Dominion, which will be undrawn at the closing of this offering. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Outstanding Indebtedness; Dominion Credit Facility."

The following table presents the financial measures of EBITDA and Adjusted EBITDA, which we use in our business as important supplemental measures of our performance. EBITDA and Adjusted EBITDA are not calculated or presented in accordance with accounting principles generally accepted in the U.S. ("*GAAP*"). EBITDA represents net income including non-controlling interest before interest and related charges, income tax and depreciation and amortization, and Adjusted EBITDA represents EBITDA after adjustment for a non-controlling interest in Cove Point held by Dominion. We explain these measures under "—Non-GAAP Financial Measures" in the table below and reconcile them to their most directly comparable financial measure calculated and presented in accordance with GAAP.

	Cove Point (Predecessor) Historical				Dominion Midstream Pro Forma	
	Year Ended December 31,		Six Months Ended June 30,		Year Ended December 31,	Six Months Ended June 30,
	2013	2012	2014	2013	2013	2014
	(in millions, except per unit information)					
Statement of Income Data:						
Operating Revenue	$ 343.5	$ 293.0	$ 180.1	$171.8	$343.5	$ 180.1
Operating Expenses						
Purchased gas	91.7	48.8	53.1	47.4	91.7	53.1
Other operations and maintenance						
Affiliated suppliers	7.7	7.0	3.9	3.9	7.7	3.9
Other	20.2	20.2	17.3	10.1	20.2	17.3
Depreciation and amortization	31.7	33.3	15.7	16.1	31.7	15.7
Other taxes	21.1	20.5	11.1	10.1	21.1	11.1
Total operating expenses	172.4	129.8	101.1	87.6	172.4	101.1
Income from operations	171.1	163.2	79.0	84.2	171.1	79.0
Interest and related charges	—	0.1	—	—	—	—
Income from operations before income tax expense	171.1	163.1	79.0	84.2	171.1	79.0
Income tax expense	61.7	65.9	30.2	28.6	—	—
Net income including non-controlling interest	$ 109.4	$ 97.2	$ 48.8	$ 55.6	$171.1	$ 79.0
Non-controlling interest[1]					121.1	54.0
Net income attributable to Dominion Midstream					$ 50.0	$ 25.0
Pro forma net income per limited partner unit:						
Common unit					$ 0.78	$ 0.39
Subordinated unit					0.78	0.39
Statement of Cash Flow Data:						
Net cash provided by (used in):						
Operating activities	$ 136.2	$ 154.9	$ 66.2	$ 65.5		
Investing activities	(294.8)	(51.3)	(222.6)	(79.5)		
Financing activities	169.8	(103.6)	145.2	14.0		
Other Financial Data:						
EBITDA[2]	$ 202.8	$ 196.5	$ 94.7	$100.3	$202.8	$ 94.7
Adjusted EBITDA[2]					50.0	25.0
Capital expenditures[3]	294.6	51.1	222.3	79.4		
Balance Sheet Data (at period end):						
Cash and cash equivalents	$ 11.2	$ —	$ —			$ 324.4
Total assets	1,498.2	1,213.5	1,714.9			2,044.7
Total liabilities	226.2	515.0	228.9			83.5
Total parent net equity/partners' capital	1,272.0	698.5	1,486.0			1,961.2
Partners' capital attributable to Dominion Midstream	—	—	—			895.7

RISK FACTORS

Our common units representing limited partner interests are inherently different from the capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a similar business. You should carefully consider the following risk factors together with all of the other information included in this prospectus in evaluating an investment in our common units.

If any of the following risks were to occur, our business, financial condition, results of operations and distributable cash flow could be materially adversely affected. In that case, we might not be able to make distributions on our common units, the trading price of our common units could decline, and you could lose all or part of your investment.

Risks Inherent in Our Ability to Generate Stable and Growing Cash Flows

Upon the consummation of this offering, our sole cash generating asset will be our Preferred Equity Interest, the distributions on which may not be sufficient following the establishment of cash reserves and payment of costs and expenses, including cost reimbursements to our general partner and its affiliates, to enable us to pay the minimum quarterly distribution to our unitholders.

Upon the consummation of this offering, our only source of cash will be distributions we receive from Cove Point on our Preferred Equity Interest, which we expect will result in an annual payment to us of $50.0 million. Our Preferred Equity Interest may not generate sufficient cash from operations following the establishment of cash reserves and payment of costs and expenses, including cost reimbursements to our general partner and its affiliates, to enable us to pay the minimum quarterly distribution to our unitholders. In order to pay the full amount of our minimum quarterly distribution of $0.175 per unit, or $0.70 per unit per year, we will be required to have distributable cash flow of approximately $11.2 million per quarter, or $44.8 million per year, based on the number of common and subordinated units that will be outstanding after the completion of this offering. Upon the consummation of this offering, the amount of cash we can distribute on our common and subordinated units is almost entirely dependent upon Cove Point's ability to generate cash and Net Operating Income from its operations. Due to our lack of asset diversification, an adverse development at Cove Point would have a significantly greater impact on our financial condition and results of operations than if we maintained a more diverse portfolio of assets. Cove Point's ability to make payments on our Preferred Equity Interest will depend on several factors beyond our control, some of which are described below.

For a description of additional restrictions and factors that may affect our ability to pay cash distributions, please read "Cash Distribution Policy and Restrictions on Distributions."

Our Preferred Equity Interest is non-cumulative.

Cove Point will make Preferred Return Distributions on a quarterly basis provided it has sufficient cash and undistributed Net Operating Income (determined on a cumulative basis from the closing of this offering) from which to make Preferred Return Distributions. Preferred Return Distributions are non-cumulative. In the event Cove Point is unable to fully satisfy Preferred Return Distributions during any quarter, we will not have a right to recover any missed or deficient payments.

An inability to obtain needed capital or financing on satisfactory terms, or at all, could have an adverse effect on our operations and ability to generate cash flow.

Upon the commencement of this offering, we are dependent on our credit facility with Dominion for any borrowings necessary to meet our working capital and other financial needs. If Dominion's funding resources were to become unavailable to Dominion, our access to funding would also be in jeopardy. In the future, an inability to obtain additional financing from other sources on acceptable terms could negatively affect our financial condition, cash flows, anticipated financial results or impair our ability to generate additional cash unitholders, on the other hand. In resolving these conflicts of interest, our general partner may favor its own interests and the interests of its affiliates over the interests of our common unitholders. These conflicts include the following situations, among others:

- our general partner is allowed to take into account the interests of parties other than us, such as Dominion, in exercising certain rights under our partnership agreement;

- neither our partnership agreement nor any other agreement requires Dominion to pursue a business strategy that favors us;

- our partnership agreement replaces the fiduciary duties that would otherwise be owed by our general partner with contractual standards governing its duties, limits our general partner's liabilities and restricts the remedies available to our unitholders for actions that, without such limitations, might constitute breaches of fiduciary duty;

- except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval;

- our general partner determines the amount and timing of asset purchases and sales, borrowings, issuances of additional partnership securities and the level of cash reserves, each of which can affect the amount of cash that is distributed to our unitholders;

- our general partner determines the amount and timing of any cash expenditure and whether an expenditure is classified as a maintenance capital expenditure, which reduces operating surplus, or an expansion capital expenditure, which does not reduce operating surplus. Please read "How We Make Distributions to Our Partners—Capital Expenditures" for a discussion on when a capital expenditure constitutes a maintenance capital expenditure or an expansion capital expenditure. This determination can affect the amount of cash from operating surplus that is distributed to our unitholders, which, in turn, may affect the ability of the subordinated units to convert. Please read "How We Make Distributions to Our Partners—Subordination Period;"

- our general partner may cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make a distribution on the subordinated units, to make incentive distributions or to accelerate the expiration of the subordination period;

- our partnership agreement permits us to distribute up to $45.0 million as operating surplus, even if it is generated from asset sales, non-working capital borrowings or other sources that would otherwise constitute capital surplus. This cash may be used to fund distributions on our subordinated units or the IDRs;

- our general partner determines which costs incurred by it and its affiliates are reimbursable by us;

- our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us or entering into additional contractual arrangements with its affiliates on our behalf;

- our general partner intends to limit its liability regarding our contractual and other obligations;

- our general partner may exercise its right to call and purchase common units if it and its affiliates own more than 80% of the outstanding common units;

- our general partner controls the enforcement of obligations that it and its affiliates owe to us;

- our general partner decides whether to retain separate counsel, accountants or others to perform services for us; and

- our general partner may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to our general partner's IDRs without the approval of the conflicts committee of the board of directors of our general partner or the unitholders. This election may result in lower distributions to the common unitholders in certain situations.

In addition, we may compete directly with Dominion and entities in which it has an interest for acquisition opportunities and potentially will compete with these entities for new business or extensions of the existing services provided by us. Please read "—Dominion and other affiliates of our general partner may compete with us" and "Conflicts of Interest and Fiduciary Duties."

The board of directors of our general partner may modify or revoke our cash distribution policy at any time at its discretion. Our partnership agreement does not require us to pay any distributions at all.

The board of directors of our general partner will adopt a cash distribution policy pursuant to which we intend to distribute quarterly at least $0.175 per unit on all of our units to the extent we have sufficient cash after the establishment of cash reserves and the payment of our expenses, including payments to our general partner and its affiliates. However, the board of directors of our general partner may change such policy at any time at its discretion and could elect not to pay distributions for one or more quarters. Please read "Cash Distribution Policy and Restrictions on Distributions."

In addition, our partnership agreement does not require us to pay any distributions at all. Accordingly, investors are cautioned not to place undue reliance on the permanence of such a policy in making an investment decision. Any modification or revocation of our cash distribution policy could substantially reduce or eliminate the amounts of distributions to our unitholders. The amount of distributions we make, if any, and the decision to make any distribution at all will be determined by the board of directors of our general partner, whose interests may differ from those of our common unitholders. Our general partner has limited duties to our unitholders, which may permit it to favor its own interests or the interests of Dominion to the detriment of our common unitholders.

Our general partner intends to limit its liability regarding our obligations.

Our general partner intends to limit its liability under contractual arrangements between us and third parties so that the counterparties to such arrangements have recourse only against our assets, and not against our general partner or its assets. Our general partner may therefore cause us to incur indebtedness or other obligations that are nonrecourse to our general partner. Our partnership agreement provides that any action taken by our general partner to limit its liability is not a breach of our general partner's duties, even if we could have obtained more favorable terms without the limitation on liability. In addition, we are obligated to reimburse or indemnify our general partner to the extent that it incurs obligations on our behalf. Any such reimbursement or indemnification payments would reduce the amount of cash otherwise available for distribution to our unitholders.

We expect to distribute a significant portion of our distributable cash flow to our partners, which could limit our ability to grow and make acquisitions.

We plan to distribute most of our distributable cash flow, which may cause our growth to proceed at a slower pace than that of businesses that reinvest their cash to expand ongoing operations. To the extent we issue additional units in connection with any acquisitions or expansion capital expenditures, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our per unit distribution level. There are no limitations in our partnership agreement on our ability to issue additional units, including units ranking senior to the common units. The incurrence of additional commercial borrowings or other debt to finance our growth strategy would result in increased interest expense, which, in turn, may impact the cash that we have available to distribute to our unitholders.

Our partnership agreement replaces our general partner's fiduciary duties to holders of our units.

Our partnership agreement contains provisions that eliminate and replace the fiduciary standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity

Unitholders have limited voting rights and are not entitled to elect our general partner or its directors, which could reduce the price at which our common units will trade.

Compared to the holders of common stock in a corporation, unitholders have limited voting rights and, therefore, limited ability to influence management's decisions regarding our business. Unitholders will have no right on an annual or ongoing basis to elect our general partner or its board of directors. The board of directors of our general partner, including the independent directors, is chosen entirely by Dominion, as a result of it owning our general partner, and not by our unitholders. Please read "Management—Management of Dominion Midstream" and "Certain Relationships and Related Transactions." Unlike publicly traded corporations, we will not conduct annual meetings of our unitholders to elect directors or conduct other matters routinely conducted at annual meetings of stockholders of corporations. As a result of these limitations, the price at which the common units will trade could be diminished because of the absence or reduction of a takeover premium in the trading price.

Even if holders of our common units are dissatisfied, they cannot initially remove our general partner without its consent.

If our unitholders are dissatisfied with the performance of our general partner, they will have limited ability to remove our general partner. Unitholders initially will be unable to remove our general partner without its consent because our general partner and its affiliates will own sufficient units upon the completion of this offering to be able to prevent its removal. The vote of the holders of at least 66⅔% of all outstanding common and subordinated units voting together as a single class is required to remove our general partner. Following the closing of this offering, Dominion will own an aggregate of 45.3% of our common and all of our subordinated units (or 37.1% of our common units, if the underwriters exercise their option to purchase additional common units in full). In addition, any vote to remove our general partner during the subordination period must provide for the election of a successor general partner by the holders of a majority of the common units and a majority of the subordinated units, voting as separate classes. This will provide Dominion the ability to prevent the removal of our general partner.

Unitholders will experience immediate and substantial dilution of $5.99 per common unit.

The assumed initial public offering price of $20.00 per common unit (the mid-point of the price range set forth on the cover page of this prospectus) exceeds our pro forma net tangible book value of $14.01 per common unit. Based on the assumed initial public offering price of $20.00 per common unit, unitholders will incur immediate and substantial dilution of $5.99 per common unit. This dilution results primarily because the assets contributed to us by affiliates of our general partner are recorded at their historical cost in accordance with GAAP, and not their fair value. Please read "Dilution."

Our general partner interest or the control of our general partner may be transferred to a third-party without unitholder consent.

Our general partner may transfer its general partner interest to a third-party without the consent of our unitholders. Furthermore, our partnership agreement does not restrict the ability of the owner of our general partner to transfer its membership interests in our general partner to a third-party. The new owner of our general partner would then be in a position to replace the board of directors and executive officers of our general partner with its own designees and thereby exert significant control over the decisions taken by the board of directors and executive officers of our general partner. This effectively permits a "change of control" without the vote or consent of the unitholders.

The IDRs may be transferred to a third-party without unitholder consent.

Our general partner may transfer the IDRs to a third-party at any time without the consent of our unitholders. If our general partner transfers the IDRs to a third-party, our general partner would not have the same incentive to grow our partnership and increase quarterly distributions to unitholders over time. For example, a transfer of IDRs by our general partner could reduce the likelihood of Dominion accepting offers made by us relating to assets owned by Dominion, as it would have less of an economic incentive to grow our business, which in turn would impact our ability to grow our asset base.

Our general partner has a limited call right that may require unitholders to sell their common units at an undesirable time or price.

If at any time our general partner and its affiliates own more than 80% of the outstanding common units, our general partner will have the right, which it may assign to any of its affiliates or to us but not the obligation, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price equal to the greater of (1) the average of the daily closing price of the common units over the 20 trading days preceding the date three days before notice of exercise of the limited call right is first mailed and (2) the highest per-unit price paid by our general partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed. As a result, unitholders may be required to sell their common units at an undesirable time or price and may not receive any return or a negative return on their investment. Unitholders may also incur a tax liability upon a sale of their units. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon exercise of the limited call right. There is no restriction in our partnership agreement that prevents our general partner from causing us to issue additional common units and then exercising its limited call right. If our general partner exercised its limited call right, the effect would be to take us private and, if the units were subsequently deregistered, we would no longer be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Upon consummation of this offering, and assuming no exercise of the underwriters' option to purchase additional common units, Dominion will own an aggregate of 72.6% of our common and subordinated units. At the end of the subordination period, assuming no additional issuances of units (other than upon the conversion of the subordinated units), Dominion will own 72.6% of our common units. For additional information about the limited call right, please read "The Partnership Agreement—Limited Call Right."

Our general partner may amend our partnership agreement, as it determines necessary or advisable, to permit the general partner to redeem the units of certain unitholders.

Our general partner may amend our partnership agreement, as it determines necessary or advisable, to obtain proof of the U.S. federal income tax status or the nationality, citizenship or other related status of our limited partners (and their owners, to the extent relevant) and to permit our general partner to redeem the units held by any person (i) whose tax status has or is reasonably likely to have a material adverse effect on the maximum applicable rates chargeable to our customers, (ii) whose nationality, citizenship or related status creates substantial risk of cancellation or forfeiture of any of our property or (iii) who fails to comply with the procedures established to obtain such proof. The redemption price in the case of such a redemption will be the average of the daily closing prices per unit for the 20 consecutive trading days immediately prior to the date set for redemption. Please read "The Partnership Agreement—Non-Taxpaying Holders; Redemption" and "The Partnership Agreement—Non-Citizen Assignees; Redemption."

We may issue additional units without unitholder approval, which would dilute existing unitholder ownership interests.

Our partnership agreement does not limit the number of additional limited partner interests we may issue at any time without the approval of our unitholders. The issuance of additional common units or other equity interests of equal or senior rank will have the following effects:

- our existing unitholders' proportionate ownership interest in us will decrease;

- the amount of distributable cash flow on each unit may decrease;

- because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

- the ratio of taxable income to distributions may increase;

- the relative voting strength of each previously outstanding unit may be diminished; and

- the market price of the common units may decline.

There are no limitations in our partnership agreement on our ability to issue units ranking senior to the common units.

In accordance with Delaware law and the provisions of our partnership agreement, we may issue additional partnership interests that are senior to the common units in right of distribution, liquidation and voting. The issuance by us of units of senior rank may (i) reduce or eliminate the amount of distributable cash flow to our common unitholders; (ii) diminish the relative voting strength of the total common units outstanding as a class; or (iii) subordinate the claims of the common unitholders to our assets in the event of our liquidation.

The market price of our common units could be adversely affected by sales of substantial amounts of our common units in the public or private markets, including sales by Dominion or other large holders.

After this offering, we will have 31,972,789 common units and 31,972,789 subordinated units outstanding, which includes the 17,500,000 common units we are selling in this offering that may be resold in the public market immediately. All of the subordinated units will convert into common units on a one-for-one basis at the end of the subordination period. All of the 14,472,789 common units (11,847,789 common units if the underwriters exercise their option to purchase additional common units) and subordinated units that are issued to Dominion will be subject to resale restrictions under a 180-day lock-up agreement with the underwriters. Each of the lock-up agreements with the underwriters may be waived in the discretion of certain of the underwriters. Sales by Dominion or other large holders of a substantial number of our common units in the public markets following this offering, or the perception that such sales might occur, could have a material adverse effect on the price of our common units or could impair our ability to obtain capital through an offering of equity securities. In addition, we have agreed to provide registration rights to Dominion. Under our partnership agreement, our general partner and its affiliates have registration rights relating to the offer and sale of any units that they hold. Alternatively, we may be required to undertake a future public or private offering of common units and use the net proceeds from such offering to redeem an equal number of common units held by Dominion. Please read "Units Eligible for Future Sale."

Our partnership agreement restricts the voting rights of unitholders owning 20% or more of our common units.

Our partnership agreement restricts unitholders' voting rights by providing that any units held by a person or group that owns 20% or more of any class of units then outstanding, other than our general partner and its affiliates, their transferees and persons who acquired such units with the prior approval of the board of directors of our general partner, cannot vote on any matter.

There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and unitholders could lose all or part of their investment.

Prior to this offering, there has been no public market for the common units. After this offering, there will be only 17,500,000 publicly traded common units. We do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. Unitholders may not be able to resell

A unitholder whose common units are the subject of a securities loan (e.g., a loan to a "short seller" to cover a short sale of units) may be considered to have disposed of those common units. If so, he would no longer be treated for tax purposes as a partner with respect to those common units during the period of the loan and could recognize gain or loss from the disposition.

Because there are no specific rules governing the U.S. federal income tax consequence of loaning a partnership interest, a unitholder whose common units are the subject of a securities loan may be considered to have disposed of the loaned common units. In that case, the unitholder may no longer be treated for tax purposes as a partner with respect to those common units during the period of the loan to the short seller and the unitholder may recognize gain or loss from such disposition. Moreover, during the period of the loan, any of our income, gain, loss or deduction with respect to those common units may not be reportable by the unitholder and any cash distributions received by the unitholder as to those common units could be fully taxable as ordinary income. Unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a securities loan are urged to consult a tax advisor to determine whether it is advisable to modify any applicable brokerage account agreements to prohibit their brokers from borrowing their common units.

We may adopt certain valuation methodologies that could result in a shift of income, gain, loss and deduction between the general partner (as the holder of our IDRs) and the unitholders. The IRS may challenge this treatment, which could adversely affect the value of the common units.

When we issue additional units or engage in certain other transactions, we will determine the fair market value of our assets and allocate any unrealized gain or loss attributable to our assets to the capital accounts of our unitholders and our general partner. Our methodology may be viewed as understating the value of our assets. In that case, there may be a shift of income, gain, loss and deduction between certain unitholders and the general partner, which may be unfavorable to such unitholders. Moreover, under our valuation methods, subsequent purchasers of common units may have a greater portion of their Internal Revenue Code Section 743(b) adjustment allocated to our tangible assets and a lesser portion allocated to our intangible assets. The IRS may challenge our valuation methods, or our allocation of the Section 743(b) adjustment attributable to our tangible and intangible assets, and allocations of income, gain, loss and deduction between the general partner and certain of our unitholders.

A successful IRS challenge to these methods or allocations could adversely affect the amount of taxable income or loss being allocated to our unitholders. It also could affect the amount of gain from our unitholders' sale of common units and could have a negative impact on the value of the common units or result in audit adjustments to our unitholders' tax returns without the benefit of additional deductions.

The sale or exchange of 50% or more of our capital and profits interests during any twelve-month period will result in the termination of our partnership for U.S. federal income tax purposes.

We will be considered to have constructively terminated for U.S. federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. Immediately following this offering, Dominion will own 72.6% of the total interests in our capital and profits. Therefore, a transfer by Dominion of all or a portion of its interests in us could, in conjunction with the trading of common units held by the public, result in a termination of our partnership for U.S. federal income tax purposes. For purposes of determining whether the 50% threshold has been met, multiple sales of the same interest will be counted only once.

Our constructive termination would, among other things, result in the closing of our taxable year for all unitholders, which would result in us filing two tax returns (and our unitholders could receive two Schedule K-1 if relief was not available, as described below) for one calendar year and could result in a significant deferral of depreciation deductions allowable in computing our taxable income. In the case of a unitholder reporting on a taxable year other than a calendar year, the closing of our taxable year may also result in more than twelve

USE OF PROCEEDS

We intend to use the estimated net proceeds of approximately $324.4 million from this offering (based on an assumed initial offering price of $20.00 per common unit, the mid-point of the price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discount, the structuring fee of $1.8 million paid to Barclays Capital Inc. and Citigroup Global Markets Inc., and offering expenses, to make a contribution to Cove Point in exchange for a portion of the Preferred Equity Interest. We intend to cause Cove Point to use the net proceeds contributed to it in connection with this offering to fund a portion of development and construction costs associated with the Liquefaction Project.

If and to the extent the underwriters exercise their option to purchase 2,625,000 additional common units, the number of common units purchased by the underwriters pursuant to such exercise will be issued to the underwriters and the remainder, if any, will be issued to Dominion. Any such units issued to Dominion will be issued for no additional consideration. If the underwriters exercise their option to purchase 2,625,000 additional common units in full, the additional net proceeds would be approximately $49.1 million (based upon the mid-point of the price range set forth on the cover page of this prospectus). The net proceeds from any exercise of such option will be used to make a distribution to Dominion. If the underwriters do not exercise their option to purchase additional common units, we will issue 2,625,000 common units to Dominion upon the option's expiration. We will not receive any additional consideration from Dominion in connection with such issuance. Accordingly, the exercise of the underwriters' option will not affect the total number of common units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all units. Please read "Underwriting."

A $1.00 increase or decrease in the assumed initial public offering price of $20.00 per common unit would cause the net proceeds from this offering, after deducting the estimated underwriting discount, the structuring fee and offering expenses payable by us, to increase or decrease, respectively, by approximately $16.4 million. In addition, we may also increase or decrease the number of common units we are offering. Each increase or decrease in the number of common units offered by us by 1.0 million units, based on the assumed initial offering price to $20.00 per common unit, would increase or decrease the net proceeds from this offering by approximately $18.7 million. If we increase or decrease the number of common units offered, we will proportionately decrease or increase, respectively, the number of common units issued to Dominion and increase or decrease amount of the Preferred Equity Interest which we will purchase with the net proceeds of this offering, with the result being the same estimated distributable cash flow per unit if the number of common units had not been changed.

CAPITALIZATION

The following table shows our cash and cash equivalents and capitalization at June 30, 2014:

- on a historical basis for Cove Point; and

- on a pro forma basis to reflect the offering of our common units and contribution to Cove Point, the other transactions described under "Summary—Formation Transactions and Partnership Structure" and the application of the net proceeds from this offering as described under "Use of Proceeds."

This table is derived from, and should be read together with, the unaudited historical financial statements and unaudited pro forma combined financial statements and the accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with "Summary—Formation Transactions and Partnership Structure," "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

| | At June 30, 2014 | |
| | Historical | Pro Forma |
	(in millions)	
Cash and cash equivalents	$ —	$ 324.4
Long-term debt[1]	$ —	$ —
Equity and partners' capital		
Parent net equity	1,486.0	—
Common Units—Public	—	324.4
Common Units—Dominion	—	178.0
Subordinated Units—Dominion	—	393.3
General partner interest—Dominion	—	—
Non-controlling interest	—	1,065.5
Total equity and partners' capital	1,486.0	1,961.2
Total capitalization	$1,486.0	$1,961.2

(1) In connection with the closing of this offering, we will enter into a new $300 million credit facility with Dominion, which will be undrawn at the closing of this offering. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Outstanding Indebtedness; Dominion Credit Facility."

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of common units sold in this offering will exceed the net tangible book value per common unit after this offering. Assuming an initial public offering price of $20.00 per common unit (the mid-point of the price range set forth on the cover page of this prospectus), on a pro forma basis as of June 30, 2014, after giving effect to the offering of common units and the related transactions, our net tangible book value would have been approximately $895.7 million, or $14.01 per common unit. Purchasers of our common units in this offering will experience immediate and substantial dilution in net tangible book value per common unit for financial accounting purposes, as illustrated in the following table.

Assumed initial public offering price per common unit		$20.00
Pro forma net tangible book value per common unit before this offering[1]	$12.30	
Increase in net tangible book value per common unit attributable to purchasers in this offering	1.71	
Less: Pro forma net tangible book value per common unit after this offering[2]		14.01
Immediate dilution in net tangible book value per common unit to purchasers in this offering[3][4]		$ 5.99

_____

(1) Determined by dividing the pro forma net tangible book value of the contributed general partner interest in Cove Point and a portion of the Preferred Equity Interest by the number of units (14,472,789 common units and 31,972,789 subordinated units) to be issued to our general partner and its affiliates for their contribution of the general partner interest in Cove Point and a portion of the Preferred Equity Interest to us.

(2) Determined by dividing our pro forma net tangible book value, after giving effect to the use of the net proceeds of this offering, by the total number of units (31,972,789 common units and 31,972,789 subordinated units) to be outstanding after the offering.

(3) Each $1.00 increase or decrease in the assumed initial public offering price of $20.00 per common unit would increase or decrease, respectively, our pro forma net tangible book value by approximately $16.4 million, or approximately $0.26 per common unit, and dilution per common unit to investors in this offering by approximately $0.74 per common unit, after deducting the estimated underwriting discount, structuring fee and offering expenses payable by us. In addition, we may also increase or decrease the number of common units we are offering. An increase of 1.0 million common units offered by us, based on the assumed initial public offering price of $20.00 per common unit, would result in a pro forma net tangible book value of approximately $914.4 million, or $14.08 per common unit, and dilution per common unit to investors in this offering would be $5.92 per common unit. Similarly, a decrease of 1.0 million common units offered by us, based on the assumed initial public offering price of $20.00 per common unit, would result in a pro forma net tangible book value of approximately $877.0 million, or $13.93 per common unit, and dilution per common unit to investors in this offering would be $6.07 per common unit. The information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

(4) Because the total number of units outstanding following this offering will not be impacted by any exercise of the underwriters' option to purchase additional common units and any net proceeds from such exercise will not be retained by us, there will be no change to the dilution in net tangible book value per common unit to purchasers in the offering due to any such exercise of the option.

The following table sets forth the number of units that we will issue and the total consideration contributed to us by Dominion and by the purchasers of our common units in this offering upon consummation of the transactions contemplated by this prospectus.

	Units		Total Consideration	
	Number	Percent	Amount	Percent
			(in millions)	
Dominion[1][2][3]	46,445,578	72.6%	$571.3	62.0%
Purchasers in this offering	17,500,000	27.4%	$350.0	38.0%
Total	63,945,578	100%	$921.3	100%

(1) Upon the consummation of the transactions contemplated by this prospectus, Dominion will own 14,472,789 common units, 31,972,789 subordinated units and all of our IDRs.
(2) The assets contributed by Dominion will be recorded at historical cost. The pro forma book value of the consideration provided by Dominion at June 30, 2014 would have been approximately $571.3 million.
(3) Assumes the underwriters' option to purchase additional common units is not exercised.

CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

You should read the following discussion of our cash distribution policy in conjunction with the specific assumptions included in this section. In addition, you should read "Forward-Looking Statements" and "Risk Factors" for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.

For additional information regarding our historical and pro forma results of operations, you should refer to Cove Point's audited historical financial statements at and for the years ended December 31, 2013 and 2012 and unaudited historical financial statements at June 30, 2014 and for the six months ended June 30, 2014 and 2013, as well as our unaudited pro forma financial combined statements at June 30, 2014, for the year ended December 31, 2013 and for the six months ended June 30, 2014, included elsewhere in this prospectus.

General

Our Cash Distribution Policy

The board of directors of our general partner will adopt a cash distribution policy pursuant to which we intend to distribute at least the minimum quarterly distribution of $0.175 per unit ($0.70 per unit on an annualized basis) on all of our units to the extent we have sufficient cash after the establishment of cash reserves and the payment of our expenses, including payments to our general partner and its affiliates. We expect that if we are successful in executing our business strategies, we will grow our business in a steady and sustainable manner and distribute to our unitholders a portion of any increase in our distributable cash flow resulting from such growth. Our general partner has not caused us to establish any cash reserves, and does not have any specific types of expenses for which it intends to establish reserves. We expect our general partner may cause us to establish reserves for specific purposes, such as major capital expenditures or debt-service payments, or may choose to generally reserve cash in the form of excess distribution coverage from time to time for the purpose of maintaining stability or growth in our quarterly distributions. In addition, our general partner may cause us to borrow amounts to fund distributions in quarters when we generate less cash than is necessary to sustain or grow our cash distributions per unit. Our cash distribution policy reflects a judgment that our unitholders will be better served by our distributing rather than retaining our distributable cash flow.

The board of directors of our general partner may change our distribution policy at any time and from time to time. Our partnership agreement does not require us to pay cash distributions on a quarterly or other basis.

Cove Point's Cash Distributions

We control Cove Point, through its general partner, and control distributions made by Cove Point. We intend to cause Cove Point to make distributions equal to Preferred Return Distributions each quarter, so long as Cove Point has sufficient cash and undistributed Net Operating Income (determined on a cumulative basis from the closing of this offering) from which to make Preferred Return Distributions, and to establish a distribution reserve sufficient to pay at least two quarters of Preferred Return Distributions (and two quarters of similar distributions with respect to any other preferred equity interest in Cove Point) by December 31, 2016. We do not expect to cause Cove Point to make distributions on its common equity until the Liquefaction Project commences commercial service. Please read "Business—Preferred Equity Interest."

Our Ability to Grow may be Dependent on Our Ability to Access External Expansion Capital

We expect to generally distribute a significant percentage of our cash from operations to our unitholders on a quarterly basis, after the establishment of cash reserves and payment of our expenses. Therefore, our growth may not be as fast as businesses that reinvest most or all of their cash to expand ongoing operations. We expect that we will rely primarily upon external financing sources, including bank borrowings and issuances of debt and equity interests, to fund our expansion capital expenditures. To the extent we are unable to finance growth externally, our cash distribution policy will significantly impair our ability to grow.

Our Minimum Quarterly Distribution

Upon completion of this offering, our partnership agreement will provide for a minimum quarterly distribution of $0.175 per unit for each whole quarter, or $0.70 per unit on an annualized basis. The payment of the full minimum quarterly distribution on all of the common units and subordinated units to be outstanding after completion of this offering would require us to have distributable cash flow of approximately $11.2 million per quarter, or $44.8 million per year. Our ability to make cash distributions at the minimum quarterly distribution rate will be subject to the factors described above under "—General—Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy." The table below sets forth the amount of common units and subordinated units that will be outstanding immediately after this offering, and the distributable cash flow needed to pay the aggregate minimum quarterly distribution on all of such units for a single fiscal quarter and a four quarter period (assuming no exercise and full exercise of the underwriters' option to purchase additional common units):

	No exercise of option to purchase additional common units			Full exercise of option to purchase additional common units		
	Aggregate minimum quarterly distributions			Aggregate minimum quarterly distributions		
	Number of Units	One Quarter	Annualized	Number of Units	One Quarter	Annualized
Publicly held common units	17,500,000	$ 3,062,500	$12,250,000	20,125,000	$ 3,521,875	$14,087,500
Common units held by Dominion	14,472,789	2,532,738	10,130,952	11,847,789	2,073,363	8,293,452
Subordinated units held by Dominion	31,972,789	5,595,238	22,380,952	31,972,789	5,595,238	22,380,952
Total	63,945,578	$11,190,476	$44,761,904	63,945,578	$11,190,476	$44,761,904

If the underwriters do not exercise their option to purchase additional common units, we will issue common units to Dominion at the expiration of the option period. If and to the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to such exercise will be issued to the underwriters and the remainder, if any, will be issued to Dominion. Any such units issued to Dominion will be issued for no additional consideration. Accordingly, the exercise of the underwriters' option will not affect the total number of units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all units.

Our general partner will initially hold the IDRs, which entitle the holder to increasing percentages, up to a maximum of 50%, of the cash we distribute in excess of $0.2013 per unit per quarter.

We expect to pay our distributions on or about the last day of each February, May, August and November to holders of record on or about the 15th day of each such month. We will adjust the quarterly distribution for the period after the closing of this offering through September 30, 2014, based on the actual length of the period.

Subordinated Units

Dominion will initially own 100% of our subordinated units. The principal difference between our common units and subordinated units is that for any quarter during the subordination period, holders of the subordinated

The following table illustrates, on a pro forma basis for the year ended December 31, 2013 and for the twelve months ended June 30, 2014, the amount of cash that would have been available for distribution to our unitholders, assuming that the transactions contemplated in this prospectus had been consummated on January 1, 2013. Certain of the adjustments reflected or presented below are explained in the footnotes to such adjustments.

Dominion Midstream Partners, LP
Unaudited Pro Forma Distributable Cash Flows

	For the Year Ended December 31, 2013	For the Twelve Months Ended June 30, 2014
	(in millions)	
Revenues[1]	$ 343.5	$ 351.8
Purchased gas[1]	91.7	97.4
Other operations and maintenance	27.9	35.1
Depreciation and amortization	31.7	31.3
Other taxes	21.1	22.1
Net income including non-controlling interest	171.1	165.9
Adjustments:		
Depreciation and amortization	31.7	31.3
EBITDA	202.8	197.2
Adjustments to cash:		
Plus: Renegotiated contract payments[2]	3.4	0.3
Less: Maintenance capital expenditures[3]	(7.8)	(10.8)
Less: Expansion capital expenditures[3]	(286.8)	(426.7)
Plus: Net proceeds from this offering to fund capital expenditures[4]	324.4	324.4
Less: Net proceeds from this offering to be used to fund future capital expenditures[4]	(29.8)	—
Plus: Contributions from Dominion to fund capital expenditures[3][4][5]	—	113.1
Cash available to Dominion Midstream and non-controlling interest	206.2	197.5
Cash attributable to non-controlling interest[5][6]	156.2	147.5
Distributable cash flow to Dominion Midstream[6]	50.0	50.0
Incremental general and administrative expenses of Dominion Midstream[7]	3.0	3.0
Estimated distributable cash flow by Dominion Midstream	$ 47.0	$ 47.0
Distributions to public common unitholders	$ 12.3	$ 12.3
Distributions to Dominion	32.5	32.5
Common units	10.1	10.1
Subordinated units	22.4	22.4
Total distributions	$ 44.8	$ 44.8
Aggregate Minimum Quarterly Distribution ("MQD")	$ 44.8	$ 44.8
Excess cash available for distribution above MQD	$ 2.2	$ 2.2
% Excess cash available for distribution above MQD	5.0%	5.0%

(1) Purchased gas expense represents the value of natural gas fuel retained from our existing customers for use in routine operations ($14.6 million for the year ended December 31, 2013 and $17.3 million for the twelve months ended June 30, 2014) and the cost of LNG cooling cargo purchases ($77.1 million for the year ended December 31, 2013 and $80.1 million for the twelve months ended June 30, 2014). Increases

Dominion Midstream Partners, LP
Estimated Distributable Cash Flow (Unaudited)

		Forecast			
	Twelve Months Ending September 30, 2015	**Three Months Ending**			
		December 31, 2014	**March 31, 2015**	**June 30, 2015**	**September 30, 2015**
		(in millions)			
Revenues[1]	$ 305.5	$ 105.2	$ 66.7	$ 66.8	$ 66.8
Purchased gas[1]	53.1	42.1	3.6	3.7	3.7
Other operations and maintenance	28.9	7.4	6.9	7.1	7.5
Depreciation and amortization	31.6	7.9	7.9	7.9	7.9
Other taxes	23.6	6.0	5.9	5.8	5.9
Net income including non-controlling interest	168.3	41.8	42.4	42.3	41.8
Adjustments:					
Depreciation and amortization	31.6	7.9	7.9	7.9	7.9
EBITDA	199.9	49.7	50.3	50.2	49.7
Adjustments to cash:					
Plus: Other taxes[2]	0.2	6.0	3.6	5.8	(15.2)
Plus: Renegotiated contract payments[3]	0.3	(3.2)	(3.2)	(3.2)	9.9
Less: Maintenance capital expenditures[4]	(6.4)	(2.1)	(0.4)	(1.7)	(2.2)
Less: Expansion capital expenditures[5]	(1,376.1)	(318.9)	(321.9)	(372.6)	(362.7)
Plus: Net proceeds from this offering to fund capital expenditures[5]	324.4	324.4	—	—	—
Less: Net proceeds from this offering to be used to fund future capital expenditures[5]	—	(3.4)	3.4	—	—
Plus: Contributions from Dominion to fund capital expenditures[6][7][8]	1,058.1	—	318.9	374.3	364.9
Cash available to Dominion Midstream and non-controlling interest	200.4	52.5	50.7	52.8	44.4
Cash attributable to non-controlling interest[6][7]	150.4	40.0	38.2	40.3	31.9
Distributable cash flow to Dominion Midstream[7]	50.0	12.5	12.5	12.5	12.5
Incremental general and administrative expenses of Dominion Midstream[8]	3.0	0.8	0.8	0.8	0.8
Estimated distributable cash flow by Dominion Midstream	$ 47.0	$ 11.8	$ 11.8	$ 11.8	$ 11.8
Distributions to public common unitholders	$ 12.3	$ 3.1	$ 3.1	$ 3.1	$ 3.1
Distributions to Dominion	32.5	8.1	8.1	8.1	8.1
Common Units	10.1	2.5	2.5	2.5	2.5
Subordinated Units	22.4	5.6	5.6	5.6	5.6
Total distributions	$ 44.8	$ 11.2	$ 11.2	$ 11.2	$ 11.2
Aggregate MQD	$ 44.8	$ 11.2	$ 11.2	$ 11.2	$ 11.2
Excess cash available for distribution above MQD	$ 2.2	$ 0.6	$ 0.6	$ 0.6	$ 0.6
% Excess cash available for distribution above MQD	5.0%	5.0%	5.0%	5.0%	5.0%

Note: Figures may not add due to rounding.

(1) Purchased gas expense represents the value of natural gas fuel retained from our existing customers for use in routine operations ($14.6 million for twelve months ending September 30, 2015) and the cost of LNG cooling cargo purchases ($38.5 million for twelve months ending September 30, 2015). Increases or decreases in purchased gas expenses are offset by corresponding increases or decreases in revenues and are thus financially neutral to Cove Point. The LNG cooling cargo purchases are required for Cove Point to maintain the cryogenic readiness of the Cove Point LNG Facility. Each year, one or two LNG cargos are procured and are billed to our Import Shippers pursuant to certain provisions in our FERC Gas Tariff. Please read "Risk Factors—Risks Inherent in Our Investment in Cove Point."

(2) Adjustment to reflect the timing difference between cash paid for property taxes and the amount recognized into expense.

(3) Cove Point renegotiated certain import-related contracts that resulted, and will result, in annual payments in the years 2013 through 2017 totaling approximately $50 million. This is to adjust for the difference between cash received and revenue recognized in each period presented above.

(4) Reflects maintenance capital expenditures on the Cove Point LNG Facility and Cove Point Pipeline to maintain Cove Point's long-term operating capacity and operating income and expansion capital expenditures, primarily for the Liquefaction Project, made to increase Cove Point's long-term operating capacity and operating income whether through construction or acquisitions. Dominion has indicated that it intends to provide the funding necessary for the maintenance and expansion capital expenditures for both the existing Cove Point LNG Facility and Cove Point Pipeline and the Liquefaction Project, but is under no obligation to do so.

(5) Net proceeds from this offering contributed to Cove Point will be utilized to fund capital expenditures with any excess of net proceeds from this offering over capital expenditures for the period to be used to fund capital expenditures in future periods. Contributions from Dominion are expected to be utilized for any capital expenditures for the period in excess of the net proceeds from this offering.

(6) Contributions from Dominion to fund capital expenditures include any cash attributable to non-controlling interest (which represents interest in Cove Point attributable to Dominion) which we may cause Cove Point, as necessary, to utilize to fund capital expenditures in lieu of a distribution to Dominion.

(7) The Preferred Equity Interest is a perpetual, non-convertible preferred equity interest entitled to the first $50.0 million of annual cash distributions made by Cove Point. Any excess in cash available over the $50 million is attributable to the non-controlling interest but not available for distribution until the distribution reserve has been fully funded. We expect Cove Point will be able to pay the $12.5 million with respect to each quarter during the twelve month period ending September 30, 2015. In addition, the Preferred Equity Interest is entitled to 3.0% share of Cove Point's annual Modified Net Operating Income in excess of $600 million. We do not expect Cove Point's annual Modified Net Operating Income to exceed this threshold until completion of the Liquefaction Project.

(8) Includes $2.0 million of incremental selling, general and administrative expenses that we expect to incur as a result of operating as a publicly traded partnership and $1.0 million for the anticipated reimbursement of expenses to our general partner and its affiliates for all expenses incurred and payments made on our behalf.

Significant Forecast Assumptions

The forecast has been prepared by and is the responsibility of Dominion Midstream's management. The forecast reflects our judgment as of the date of this prospectus of conditions we expect to exist and the course of action we expect to take during the twelve months ending September 30, 2015. While the assumptions discussed below are not all-inclusive, they include those that we believe are material to our forecasted results of operations, and any assumptions not discussed below were not deemed to be material. We believe we have a reasonable, objective basis for these assumptions. We believe our actual results of operations will approximate those reflected in our forecast, but we can give no assurance that our forecasted results will be achieved. There will likely be differences between our forecast and our actual results and those differences could be material. If the forecasted results are not achieved, we may not be able to make cash distributions on our common units at the minimum quarterly distribution rate or at all.

Taxes Other than Income Tax

Other tax expenses are projected to be approximately $23.6 million for the twelve months ending September 30, 2015, as compared to $22.1 million and $21.1 million for the twelve months ended June 30, 2014 and the year ended December 31, 2013, respectively. These taxes relate primarily to property taxes paid by Cove Point with the increase attributable to pipeline infrastructure projects.

Capital Expenditures

Total capital expenditures, including capital for the Liquefaction Project, for the twelve months ending September 30, 2015 are projected to be $1,382.5 million, compared with capital expenditures of $437.5 million and $294.6 million for the twelve months ended June 30, 2014 and the year ended December 31, 2013, respectively. This projection is based on the following assumptions:

- *Maintenance capital expenditures.* We estimate that our maintenance capital expenditures will be $6.4 million for the twelve months ending September 30, 2015. These maintenance capital expenses are associated with routine spending to maintain our long-term operating capacity and cash flows at the existing Cove Point LNG Facility. Maintenance capital expenditures were $10.8 million and $7.8 million for the twelve months ended June 30, 2014 and year ended December 31, 2013, respectively. Our estimates of future maintenance capital expenditures are based on the age of Cove Point's equipment (which is relatively new for the industry in which Cove Point operates) and the load factor at which such equipment operates, each of which permits us to spread out our maintenance capital expenditures over longer periods, thereby allowing us to replace our equipment as necessary over time at a manageable cost. We expect all of these factors to persist for the foreseeable future, allowing us to maintain this level of maintenance capital expenditures with respect to our existing assets.

- *Expansion capital expenditures.* We estimate that our expansion capital expenditures will be $1,376.1 million for the twelve months ending September 30, 2015, primarily associated with the Liquefaction Project. Also included in this amount is $8.4 million for expansion of capacity on the Cove Point Pipeline to serve new gas-fired power generation. Expansion capital expenditures were $426.7 million and $286.8 million for the twelve months ended June 30, 2014 and year ended December 31, 2013, respectively. These expenditures were primarily related to the construction of the Liquefaction Project. The Liquefaction Project is expected to start commercial operations by the end of 2017. Total costs associated with the development and construction of the Liquefaction Project are estimated to be between $3.4 billion and $3.8 billion, excluding associated financing costs. The forecast for the twelve-month period ending September 30, 2015 includes expansion capital expenditures, excluding financing costs, of $1.4 billion for the Liquefaction Project, with a cumulative amount incurred of $2.1 billion which would represent 59% of total expected expansion capital expenditures assuming the mid-point of the expected range for the Liquefaction Project. These expenditures include many of the Liquefaction Project's early construction costs including the costs associated with permitting and regulatory approval; site mobilization and preparation work; engineering and the procurement and delivery of significant equipment. Furthermore, initial construction of the Liquefaction Project will commence during this time period, including site foundation work and structural steel erection.

While significant expansion and maintenance capital expenditures will be incurred by Cove Point, we do not anticipate these cash needs to impair Cove Point's ability to pay Preferred Return Distributions. Dominion is the owner of all of the common equity interests in Cove Point and has indicated that it intends to provide the funding necessary for the maintenance and expansion capital expenditures for both the existing Cove Point LNG Facility and Cove Point Pipeline and the Liquefaction Project, but is under no obligation to do so. We intend to cause Cove Point to use the net proceeds contributed to it in connection with this offering to fund a portion of development and construction costs associated with the Liquefaction Project.

HOW WE MAKE DISTRIBUTIONS TO OUR PARTNERS

General

Cash Distribution Policy

Our partnership agreement provides that our general partner will make a determination as to whether to make a distribution, but our partnership agreement does not require us to pay distributions at any time or in any amount. Instead, the board of directors of our general partner will adopt a cash distribution policy to be effective as of the closing of this offering that will set forth our general partner's intention with respect to the distributions to be made to unitholders. Pursuant to our cash distribution policy, within 60 days after the end of each quarter, beginning with the quarter ending September 30, 2014, we intend to distribute to the holders of common and subordinated units on a quarterly basis at least the minimum quarterly distribution of $0.175 per unit, or $0.70 per unit on an annualized basis, to the extent we have sufficient cash after establishment of cash reserves and payment of fees and expenses, including payments to our general partner and its affiliates. We will prorate the quarterly distribution for the period after the closing of this offering through September 30, 2014.

The board of directors of our general partner may change the foregoing distribution policy at any time and from time to time, and even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our general partner. Our partnership agreement does not contain a requirement for us to pay distributions to our unitholders, and there is no guarantee that we will pay the minimum quarterly distribution, or any distribution, on the units in any quarter. However, our partnership agreement does contain provisions intended to motivate our general partner to make steady, increasing and sustainable distributions over time.

Set forth below is a summary of the significant provisions of our partnership agreement that relate to cash distributions.

Operating Surplus and Capital Surplus

General

Any distributions we make will be characterized as made from "operating surplus" or "capital surplus." Distributions from operating surplus are made differently than cash distributions that we would make from capital surplus. Operating surplus distributions will be made to our unitholders and, if we make quarterly distributions above the first target distribution level described below, to the holder of our IDRs. We do not anticipate that we will make any distributions from capital surplus. In such an event, however, any capital surplus distribution would be made pro rata to all unitholders, but the IDRs would generally not participate in any capital surplus distributions with respect to those rights. Any distribution from capital surplus would result in a reduction of the minimum quarterly distribution and target distribution levels and, if we reduce the minimum quarterly distribution to zero and eliminate any unpaid arrearages, thereafter capital surplus would be distributed as if it were operating surplus and the IDRs would thereafter be entitled to participate in such distributions. Please read "—Distributions from Capital Surplus." In determining operating surplus and capital surplus, we will only take into account our proportionate share of our consolidated subsidiaries that are not wholly-owned, such as Cove Point.

Operating Surplus

We define operating surplus as:

- $45.0 million (as described below); plus

- all of our cash receipts after the closing of this offering, excluding cash from interim capital transactions (as defined below), provided that cash receipts from the termination of any hedge contract prior to its stipulated settlement or termination date will be included in equal quarterly installments over the remaining scheduled life of such hedge contract had it not been terminated; plus

- cash distributions paid in respect of equity issued (including incremental distributions on IDRs), other than equity issued in this offering, to finance all or a portion of expansion capital expenditures in respect of the period that commences when we enter into a binding obligation for the acquisition, construction, development or expansion and ending on the earlier to occur of the date of any acquisition, construction, development or expansion commences commercial service and the date that it is disposed of or abandoned; plus

- cash distributions paid in respect of equity issued (including incremental distributions on IDRs) to pay the construction period interest on debt incurred, or to pay construction period distributions on equity issued, to finance the expansion capital expenditures referred to above, in each case, in respect of the period that commences when we enter into a binding obligation for the acquisition, construction, development or expansion and ending on the earlier to occur of the date of any acquisition, construction, development or expansion that commences commercial service and the date that it is disposed of or abandoned; less

- all of our operating expenditures (as defined below) after the closing of this offering; less

- the amount of cash reserves established by our general partner to provide funds for future operating expenditures; less

- all working capital borrowings not repaid within twelve months after having been incurred or repaid within such twelve month period with the proceeds of additional working capital borrowings; less

- any cash loss realized on disposition of an investment capital expenditure.

Disbursements made, cash received (including working capital borrowings) or cash reserves established, increased or reduced after the end of a period but on or before the date on which cash or cash equivalents will be distributed with respect to such period shall be deemed to have been made, received, established, increased or reduced, for purposes of determining operating surplus, within such period if our general partner so determines. Cash received from Cove Point or from our interest in any entity for which we account using the equity method will not be included to the extent it exceeds our proportionate share of such entity's operating surplus (calculated as if the definition of operating surplus applied to such entity from the date of our acquisition of such an interest without any basket similar to that described in the first bullet above). Operating surplus does not reflect cash generated by our operations. For example, it includes a basket of $45.0 million that will enable us, if we choose, to distribute as operating surplus cash we receive in the future from non-operating sources such as asset sales, issuances of securities and long-term borrowings that would otherwise be distributed as capital surplus. In addition, the effect of including, as described above, certain cash distributions on equity interests in operating surplus will be to increase operating surplus by the amount of any such cash distributions. As a result, we may also distribute as operating surplus up to the amount of any such cash that we receive from non-operating sources.

The proceeds of working capital borrowings increase operating surplus and repayments of working capital borrowings are generally operating expenditures, as described below, and thus reduce operating surplus when made. However, if a working capital borrowing is not repaid during the twelve-month period following the borrowing, it will be deducted from operating surplus at the end of such period, thus decreasing operating surplus at such time. When such working capital borrowing is in fact repaid, it will be excluded from operating expenditures because operating surplus will have been previously reduced by the deduction.

We define operating expenditures in our partnership agreement, and it generally means all of our cash expenditures, including, but not limited to, taxes, reimbursement of expenses to our general partner or its affiliates, payments made under hedge contracts (provided that (1) with respect to amounts paid in connection with the initial purchase of a hedge contract, such amounts will be amortized over the life of the applicable hedge contract and (2) payments made in connection with the termination of any hedge contract prior to the expiration of its stipulated settlement or termination date will be included in operating expenditures in equal quarterly each case, to the extent such expenditures are expected to expand our long-term operating capacity or increase our operating income. Expansion capital expenditures will also include interest (and related fees) on debt incurred and distributions on equity issued (including incremental distributions on IDRs) to finance all or any portion of such acquisition, construction, development or expansion in respect of the period that commences when we enter into a binding obligation for the acquisition, construction, development or expansion and ending on the earlier to occur of the date any acquisition, construction, development or expansion commences commercial service and the date that it is disposed of or abandoned. Expenditures made solely for investment purposes will not be considered expansion capital expenditures.

Investment capital expenditures are those capital expenditures, including transaction expenses that are neither maintenance capital expenditures nor expansion capital expenditures. Investment capital expenditures largely will consist of capital expenditures made for investment purposes. Examples of investment capital expenditures include traditional capital expenditures for investment purposes, such as purchases of securities, as well as other capital expenditures that might be made in lieu of such traditional investment capital expenditures, such as the acquisition of an asset for investment purposes or development of assets that are in excess of the maintenance of our existing capacity or operating income, but which are not expected to expand, for more than the short term, our capacity or operating income.

As described above, neither investment capital expenditures nor expansion capital expenditures are operating expenditures, and thus will not reduce operating surplus. Because expansion capital expenditures include interest payments (and related fees) on debt incurred to finance all or a portion of an acquisition, development or expansion in respect of a period that begins when we enter into a binding obligation for an acquisition, construction, development or expansion and ending on the earlier to occur of the date on which such acquisition, construction, development or expansion commences commercial service and the date that it is abandoned or disposed of, such interest payments also do not reduce operating surplus. Losses on disposition of an investment capital expenditure will reduce operating surplus when realized and cash receipts from an investment capital expenditure will be treated as a cash receipt for purposes of calculating operating surplus only to the extent the cash receipt is a return on principal.

Cash expenditures that are made in part for maintenance capital purposes, investment capital purposes or expansion capital purposes will be allocated as maintenance capital expenditures, investment capital expenditures or expansion capital expenditures by our general partner.

Subordination Period

General

Our partnership agreement provides that, during the subordination period (which we describe below), the common units will have the right to receive distributions from operating surplus each quarter in an amount equal to $0.175 per common unit, which amount is defined in our partnership agreement as the minimum quarterly distribution, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions from operating surplus may be made on the subordinated units. These units are deemed "subordinated" because for a period of time, referred to as the subordination period, the subordinated units will not be entitled to receive any distribution from operating surplus for any quarter until the common units have received the minimum quarterly distribution from operating surplus for such quarter plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. Furthermore, no arrearages will be paid on the subordinated units. The practical effect of the subordinated units is to increase the likelihood that during the subordination period there will be sufficient cash from operating surplus to pay the minimum quarterly distribution on the common units.

Determination of Subordination Period

The subordination period will begin on the closing date of this offering and end when we satisfy one of the three tests set forth in our partnership agreement.

The first test would be satisfied as of the first business day after the distribution to unitholders in respect of any quarter, beginning with the quarter ending June 30, 2018, if each of the following has occurred:

- for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date, aggregate distributions from operating surplus equaled or exceeded the aggregate minimum quarterly distribution on the outstanding common and subordinated units for each four-quarter period;

- for the same three consecutive, non-overlapping four quarter periods, the "adjusted operating surplus" (as described below) equaled or exceeded the aggregate minimum quarterly distribution on the outstanding common and subordinated units on a fully diluted weighted average basis for each four-quarter period; and

- there are no arrearages in payment of the minimum quarterly distribution on the common units.

The second test would be satisfied if each of the following has occurred:

- the Liquefaction Project commences commercial service, meaning Cove Point has obtained all approvals necessary to construct and operate the Liquefaction Project, completed and commissioned the Liquefaction Project and is able to provide the services it has agreed to provide under the export contracts;

- for each of the two consecutive, non-overlapping four-quarter periods ending on December 31, 2016, aggregate distributions from operating surplus equaled or exceeded the aggregate minimum quarterly distribution on the outstanding common and subordinated units for each four-quarter period;

- for the same two consecutive, non-overlapping four-quarter periods, the "adjusted operating surplus" (as described below) equaled or exceeded the aggregate minimum quarterly distribution on the outstanding common and subordinated units on a fully diluted weighted average basis for each four-quarter period;

- for each completed quarter commencing after December 31, 2016, aggregate distributions from operating surplus equaled or exceeded the aggregate minimum quarterly distribution on the outstanding common and subordinated units in each such quarter; and

- there are no arrearages in payment of the minimum quarterly distribution on the common units.

The third test would be satisfied as of the first business day after the distribution to unitholders in respect of any quarter, beginning with the quarter ending June 30, 2018, if each of the following has occurred:

- for one four-quarter period immediately preceding that date, aggregate distributions from operating surplus exceeded 150.0% of the aggregate minimum quarterly distribution on the outstanding common units and subordinated units for such four-quarter period;

- for the same four-quarter period, the "adjusted operating surplus" (as described below) equaled or exceeded 150.0% of the aggregate minimum quarterly distribution on the outstanding common and subordinated units during each quarter on a fully diluted weighted average basis, plus the related distribution on the IDRs; and

- there are no arrearages in payment of the minimum quarterly distributions on the common units.

For the period after closing of this offering through September 30, 2014, our partnership agreement will prorate the minimum quarterly distribution based on the actual length of the period, and use such prorated distribution for all purposes, including in determining whether there are any arrearages in payment of the minimum quarterly distribution on the common units.

When the subordination period ends, all subordinated units will convert into common units on a one-for-one basis and will then participate pro rata with the other common units in distributions, and all common units will thereafter no longer be entitled to arrearages.

- *thereafter*, in the manner described in "—Incentive Distribution Rights" below.

General Partner Interest

Our general partner owns a non-economic general partner interest in us, which does not entitle it to receive cash distributions. However, our general partner owns the IDRs and may in the future own common units or other equity interests in us and will be entitled to receive distributions on any such interests.

Incentive Distribution Rights

IDRs represent the right to receive increasing percentages (15.0%, 25.0% and 50.0%) of quarterly distributions from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the IDRs, but may transfer these rights separately from its general partner interest.

If for any quarter:

- we have distributed cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

- we have distributed cash from operating surplus to the common unitholders in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then we will make additional distributions from operating surplus for that quarter among the unitholders and the holders of the IDRs in the following manner:

- *first*, to all unitholders, pro rata, until each unitholder receives a total of $0.2013 per unit for that quarter (the "***first target distribution***");

- *second*, 85.0% to all common unitholders and subordinated unitholders, pro rata, and 15.0% to the holders of our IDRs, until each unitholder receives a total of $0.2188 per unit for that quarter (the "***second target distribution***");

- *third*, 75.0% to all common unitholders and subordinated unitholders, pro rata, and 25.0% to the holders of our IDRs, until each unitholder receives a total of $0.2625 per unit for that quarter (the "***third target distribution***"); and

- *thereafter*, 50.0% to all common unitholders and subordinated unitholders, pro rata, and 50.0% to the holders of our IDRs.

Percentage Allocations of Distributions from Operating Surplus

The following table illustrates the percentage allocations of distributions from operating surplus between the unitholders and the holders of our IDRs based on the specified target distribution levels. The amounts set forth under the column heading "Marginal Percentage Interest in Distributions" are the percentage interests of the holders of our IDRs and the unitholders in any distributions from operating surplus we distribute up to and including the corresponding amount in the column "Total Quarterly Distribution Per Unit." The percentage interests shown for our unitholders and the holders of our IDRs for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests set forth below assume there are no arrearages on common units.

	Total Quarterly Distribution Per Unit	Marginal Percentage Interest in Distributions	
		Unitholders	IDR Holders
Minimum Quarterly Distribution	$0.1750	100.0%	0%
First Target Distribution	above $0.1750 up to $0.2013	100.0%	0%
Second Target Distribution	above $0.2013 up to $0.2188	85.0%	15.0%
Third Target Distribution	above $0.2188 up to $0.2625	75.0%	25.0%
Thereafter	above $0.2625	50.0%	50.0%

The following table illustrates the percentage allocation of distributions from operating surplus between the unitholders and the holders of our IDRs at various distribution levels (1) pursuant to the distribution provisions of our partnership agreement in effect at the closing of this offering, as well as (2) following a hypothetical reset of the target distribution levels based on the assumption that the quarterly distribution amount per common unit during the fiscal quarter immediately preceding the reset election was $0.30.

	Quarterly Distribution Per Unit Prior to Reset	Unitholders	IDR Holders	Quarterly Distribution Per Unit Following Hypothetical Reset
Minimum Quarterly Distribution	up to $0.1750	100.0%	0.0%	up to $0.3000[1]
First Target Distribution	above $0.1750 up to $0.2013	100.0%	0.0%	above $0.3000 up to $0.3450[2]
Second Target Distribution	above $0.2013 up to $0.2188	85.0%	15.0%	above $0.3450 up to $0.3750[3]
Third Target Distribution	above $0.2188 up to $0.2625	75.0%	25.0%	above $0.3750 up to $0.4500[4]
Thereafter	above $0.2625	50.0%	50.0%	above $0.4500

(1) This amount is equal to the hypothetical reset minimum quarterly distribution.
(2) This amount is 115.0% of the hypothetical reset minimum quarterly distribution.
(3) This amount is 125.0% of the hypothetical reset minimum quarterly distribution.
(4) This amount is 150.0% of the hypothetical reset minimum quarterly distribution.

The following table illustrates the total amount of distributions from operating surplus that would be distributed to the unitholders and the holders of our IDRs, based on the amount distributed for the quarter immediately prior to the reset. The table assumes that immediately prior to the reset there would be 63,945,578 common units outstanding and the distribution to each common unit would be $0.30 for the quarter prior to the reset.

	Quarterly Distribution Per Unit Prior to Reset	Cash Distributions to Common Unitholders Prior to Reset	Cash Distributions to Holders of IDRs Prior to Reset	Total Distributions
Minimum Quarterly Distribution	up to $0.1750	$11,190,476	$ —	$11,190,476
First Target Distribution	above $0.1750 up to $0.2013	1,681,769	—	1,681,769
Second Target Distribution	above $0.2013 up to $0.2188	1,119,048	197,479	1,316,527
Third Target Distribution	above $0.2188 up to $0.2625	2,794,421	931,474	3,725,895
Thereafter	above $0.2625	2,397,959	2,397,959	4,795,918
		$19,183,673	$3,526,912	$22,710,585

The following table illustrates the total amount of distributions from operating surplus that would be distributed to the unitholders and the holders of our IDRs, with respect to the quarter in which the reset occurs. The table reflects that as a result of the reset there would be 75,701,950 common units outstanding and the distribution to each common unit would be $0.30. The number of common units to be issued upon the reset was calculated by dividing (1) the amount received in respect of the IDRs for the quarter prior to the reset as shown in the table above, or $3,526,912, by (2) the amount of cash distributed on each common unit for the quarter prior to the reset as shown in the table above, or $0.30.

| | Quarterly Distribution per Unit After Reset | Cash Distributions to Common Unitholders (other than IDR Holders) After Reset | Cash Distributions to Holders of IDRs After Reset | | | Total Distributions |
			Common Units[1]	IDRs	Total	
Minimum Quarterly Distribution	up to $0.3000	$19,183,673	$3,526,912	$—	$3,526,912	$22,710,585
First Target Distribution	above $0.3000 up to $0.3450	—	—	—	—	—
Second Target Distribution	above $0.3450 up to $0.3750	—	—	—	—	—
Third Target Distribution	above $0.3750 up to $0.4500	—	—	—	—	—
Thereafter	above $0.4500	—	—	—	—	—
		$19,183,673	$3,526,912	$—	$3,526,912	$22,710,585

(1) Represents distributions in respect of the common units issued upon the reset.

The holders of our IDRs will be entitled to cause the target distribution levels to be reset on more than one occasion.

Distributions from Capital Surplus

How Distributions from Capital Surplus Will Be Made

Our partnership agreement requires that we make distributions from capital surplus, if any, in the following manner:

- *first*, to all common unitholders and subordinated unitholders, pro rata, until the minimum quarterly distribution is reduced to zero, as described below;

- *second*, to the common unitholders, pro rata, until we distribute for each common unit an amount from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and

- *thereafter*, we will make all distributions from capital surplus as if they were from operating surplus.

Effect of a Distribution from Capital Surplus

Our partnership agreement treats a distribution from capital surplus as the repayment of the initial unit price from this initial public offering, which is a return of capital. Each time a distribution from capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the distribution from capital surplus to the fair market value of the common units immediately prior to the announcement of the distribution. Because distributions of capital surplus will reduce the minimum quarterly distribution and target distribution levels after any of these distributions are made, it may be easier for our general partner to receive incentive distributions and for the subordinated units to convert into common units. However, any distribution from capital surplus before the minimum quarterly distribution is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

Dominion Midstream was formed on March 11, 2014 and, upon the consummation of this offering, we will own the Preferred Equity Interest and the general partner interest in Cove Point through our wholly-owned subsidiary, Cove Point Holdings. Our only business will consist of owning the Preferred Equity Interest and the general partner interest in Cove Point, and, accordingly, our results of operations and financial condition will be dependent on the performance of Cove Point.

Dominion Midstream does not have historical financial statements. Therefore, in this prospectus we present the historical financial statements of Cove Point as our predecessor. The following table presents selected historical financial data of Cove Point and selected pro forma financial data of Dominion Midstream as of the dates and for the periods indicated.

The selected historical financial data presented at and for the years ended December 31, 2013 and 2012 is derived from the audited historical financial statements of Cove Point that are included elsewhere in this prospectus. The selected historical financial data presented at June 30, 2014 and for the six months ended June 30, 2014 and 2013 is derived from the unaudited historical financial statements of Cove Point that are included elsewhere in this prospectus.

For a detailed discussion of the selected historical financial information contained in the following table, please read "Management's Discussion and Analysis of Financial Condition and Results of Operations." The following table should also be read in conjunction with "Use of Proceeds," "Business—Our Relationship with Dominion" and the audited and unaudited historical financial statements of Cove Point and our unaudited pro forma combined financial statements included elsewhere in this prospectus. Among other things, the historical and unaudited pro forma financial statements include more detailed information regarding the basis of presentation for the information in the following table.

The selected pro forma financial data is presented at June 30, 2014, for the year ended December 31, 2013 and for the six months ended June 30, 2014 and is derived from our unaudited pro forma financial combined statements included elsewhere in this prospectus. Our unaudited pro forma financial combined statements give pro forma effect to the following transactions:

- Dominion will contribute the general partner interest in Cove Point and a portion of the Preferred Equity Interest to us, and we will contribute both interests to our wholly-owned subsidiary, Cove Point Holdings;

- we will issue to our general partner the IDRs, which entitle the holder to increasing percentages, up to a maximum of 50.0%, of the cash we distribute in excess of $0.2013 per unit per quarter;

- we will issue to Dominion 14,472,789 common units and 31,972,789 subordinated units;

- we will receive gross proceeds of $350.0 million from the issuance and sale of 17,500,000 common units to the public at an assumed initial offering price of $20.00 per common unit;

- we will use $20.9 million of the proceeds from this offering to pay underwriting discounts, a structuring fee totaling $1.8 million and estimated offering expenses of $2.9 million;

- we will use $324.4 million of the proceeds from this offering to make, through Cove Point Holdings, a contribution to Cove Point in exchange for the remaining portion of the Preferred Equity Interest; and

- we will enter into a new $300 million credit facility with Dominion, which will be undrawn at the closing of this offering. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Outstanding Indebtedness; Dominion Credit Facility."

The following table presents the financial measures of EBITDA and Adjusted EBITDA, which we use in our business as important supplemental measures of our performance. EBITDA and Adjusted EBITDA are not calculated or presented in accordance with GAAP. EBITDA represents net income including non-controlling interest before interest and related charges, income tax and depreciation and amortization, and Adjusted EBITDA represents EBITDA after adjustment for a non-controlling interest in Cove Point held by Dominion. We explain these measures under "—Non-GAAP Financial Measures" in the table below and reconcile them to their most directly comparable financial measure calculated and presented in accordance with GAAP.

	Cove Point (Predecessor) Historical				Dominion Midstream Pro Forma	
	Year Ended December 31,		Six Months Ended June 30,		Year Ended December 31,	Six Months Ended June 30,
	2013	2012	2014	2013	2013	2014
	(in millions, except per unit information)					
Statement of Income Data:						
Operating Revenue	$ 343.5	$ 293.0	$ 180.1	$171.8	$343.5	$ 180.1
Operating Expenses						
Purchased gas	91.7	48.8	53.1	47.4	91.7	53.1
Other operations and maintenance						
Affiliated suppliers	7.7	7.0	3.9	3.9	7.7	3.9
Other	20.2	20.2	17.3	10.1	20.2	17.3
Depreciation and amortization	31.7	33.3	15.7	16.1	31.7	15.7
Other taxes	21.1	20.5	11.1	10.1	21.1	11.1
Total operating expenses	172.4	129.8	101.1	87.6	172.4	101.1
Income from operations	171.1	163.2	79.0	84.2	171.1	79.0
Interest and related charges	—	0.1	—	—	—	—
Income from operations before income tax expense	171.1	163.1	79.0	84.2	171.1	79.0
Income tax expense	61.7	65.9	30.2	28.6	—	—
Net income including non-controlling interest	$ 109.4	$ 97.2	$ 48.8	$ 55.6	$171.1	$ 79.0
Non-controlling interest[1]					121.1	54.0
Net income attributable to Dominion Midstream					$ 50.0	$ 25.0
Pro forma net income per limited partner unit:						
Common unit					$ 0.78	$ 0.39
Subordinated unit					0.78	0.39
Statement of Cash Flow Data:						
Net cash provided by (used in):						
Operating activities	$ 136.2	$ 154.9	$ 66.2	$ 65.5		
Investing activities	(294.8)	(51.3)	(222.6)	(79.5)		
Financing activities	169.8	(103.6)	145.2	14.0		
Other Financial Data:						
EBITDA[2]	$ 202.8	$ 196.5	$ 94.7	$100.3	$202.8	$ 94.7
Adjusted EBITDA[2]					50.0	25.0
Capital expenditures[3]	294.6	51.1	222.3	79.4		
Balance Sheet Data (at period end):						
Cash and cash equivalents	$ 11.2	$ —	$ —			$ 324.4
Total assets	1,498.2	1,213.5	1,714.9			2,044.7
Total liabilities	226.2	515.0	228.9			83.5
Total parent net equity/partners' capital	1,272.0	698.5	1,486.0			1,961.2
Partners' capital attributable to Dominion Midstream	—	—	—			895.7

BUSINESS

Overview

We are a growth-oriented Delaware limited partnership formed on March 11, 2014 by Dominion to initially own the Preferred Equity Interest and the general partner interest in Cove Point, which owns LNG import, storage, regasification and transportation assets. We expect that our relationship with Dominion, which has substantial additional midstream assets, should provide us the opportunity over time to grow a portfolio of natural gas terminalling, processing, storage, transportation and related assets. At the closing of this offering, we will hold the Preferred Equity Interest and the general partner interest in Cove Point. Cove Point is the owner and operator of the Cove Point LNG Facility, an LNG import/regasification and storage facility located on the Chesapeake Bay in Lusby, Maryland and the Cove Point Pipeline, which consists of approximately 136 miles of natural gas pipeline that connects the Cove Point LNG Facility to interstate natural gas pipelines. Cove Point is currently generating significant revenue and earnings from annual reservation payments under regasification, storage and transportation contracts with a portfolio of creditworthy counterparties, including affiliates of BP, Royal Dutch Shell and Statoil.

Cove Point is actively pursuing the development of the Liquefaction Project on land already owned by Cove Point, which is within the developed area of the existing Cove Point LNG Facility. The Liquefaction Project is expected to be completed and placed into service in late 2017. Liquefaction is the process by which natural gas is converted into LNG, which can be loaded into LNG vessels for export. U.S. exports of LNG are expected to increase substantially over the next decade, driven by an abundant supply of natural gas in the U.S., combined with projected growth in worldwide demand for natural gas and significantly higher prices globally, particularly in Asia. The Liquefaction Project's available capacity is fully contracted with two counterparties: (1) a joint venture between Sumitomo Corporation and Tokyo Gas Co., Ltd. and (2) a subsidiary of GAIL (India) Limited. Each contract is a long-term fixed reservation fee agreement with a 20-year term commencing on the date the Liquefaction Project is placed in service. Upon completion, the Liquefaction Project is expected to substantially increase net income and EBITDA generated by Cove Point, in which we hold the Preferred Equity Interest. In the future, Cove Point may also, subject to receipt of all regulatory and other approvals necessary, construct and install infrastructure and related equipment in order to provide additional transportation services to potential customers located along the Cove Point Pipeline.

Dominion is the owner of all of the common equity interests in Cove Point and has indicated that it intends to provide the funding necessary for the development of the Liquefaction Project and other capital expenditures incurred by Cove Point. Dominion will grant us in connection with this offering a right of first offer with respect to any future sale of its common equity interests in Cove Point, which should benefit from the expected increased cash flows and income associated with the Liquefaction Project upon its completion, and we may also acquire newly issued common equity or additional preferred equity interests in Cove Point.

Preferred Equity Interest

Immediately following the consummation of this offering, our sole cash flow generating asset will be the Preferred Equity Interest. The Preferred Equity Interest is a perpetual, non-convertible preferred equity interest entitled to Preferred Return Distributions so long as Cove Point has sufficient cash and undistributed Net Operating Income (determined on a cumulative basis from the closing of this offering) from which to make Preferred Return Distributions. We expect the Preferred Equity Interest to have limited exposure to the capital expenditure requirements associated with the future expansion of the Cove Point Facilities, as Dominion, although it is under no obligation to do so, has indicated that it intends to provide such funding. Preferred Return Distributions will be made on a quarterly basis and will not be cumulative. Our Preferred Equity Interest is also entitled to annual cash distributions equal to 3.0% of Cove Point's Modified Net Operating Income in excess of $600 million (the "*Additional Return Distributions*"), and should benefit from the expected increased cash flows and income associated with the Liquefaction Project once it is completed. "*Modified Net Operating Income*" means Cove Point's Net Operating Income plus any interest expense that reduced Net Operating Income.

23,600 MW of generating capacity, 10,900 miles of natural gas transmission, gathering and storage pipelines, 21,900 miles of gas distribution pipelines, exclusive of service lines, 6,400 miles of electric transmission lines and 57,000 miles of electric distribution lines. Dominion presently serves utility and retail energy customers in 10 states and operates one of the nation's largest underground natural gas storage systems, with approximately 947 Bcfe of storage capacity. Dominion's portfolio of midstream pipeline, terminalling, processing, transportation and storage assets includes both its indirect ownership interest in Blue Racer, which is described in more detail below, and the assets and operations of Dominion Gas Holdings, LLC. Dominion Gas Holdings, LLC consists of (i) The East Ohio Gas Company d/b/a Dominion East Ohio, a regulated natural gas distribution operation, (ii) DTI, an interstate natural gas transmission pipeline company, and (iii) Dominion Iroquois, which holds a 24.72% general partner interest in Iroquois Gas Transmission System L.P.

Blue Racer is a joint venture between Dominion and Caiman, a midstream energy company focused on the design, construction, operation and acquisition of midstream assets. Blue Racer was formed to provide midstream services to natural gas producers operating in the Utica Shale formation in Ohio and portions of Pennsylvania, and is an equal partnership between Dominion and Caiman, with Dominion contributing midstream assets, including both gathering and processing assets, and Caiman contributing up to $800 million in equity capital commitments. Midstream services offered by Blue Racer include gathering, processing, fractionation, and natural gas liquids transportation and marketing. Blue Racer is expected to leverage Dominion's existing presence in the Utica region with significant additional new capacity designed to meet producer needs as the development of the Utica Shale formation increases.

Following the consummation of this offering, Dominion will be our largest unitholder, holding 14,472,789 common units (approximately 45.3% of all outstanding) and 31,972,789 subordinated units (100% of all outstanding), and will own our general partner and 100% of our IDRs. As a result of its significant ownership interests in us, we believe Dominion will be motivated to support the successful execution of our business strategies and will provide us with acquisition opportunities, although it is under no obligation to do so. Dominion views us as a significant part of its growth strategy, and we believe that Dominion will be incentivized to contribute or sell additional assets to us and to pursue acquisitions jointly with us in the future although it is under no obligation to do so and we are under no obligation to undertake any such acquisition opportunities. However, Dominion will regularly evaluate acquisitions and dispositions and may, subject to compliance with our right of first offer with respect to Cove Point and Blue Racer, elect to acquire or dispose of assets in the future without offering us the opportunity to participate in those transactions. Moreover, following the consummation of this offering, Dominion will continue to be free to act in a manner that is beneficial to its interests without regard to ours, which may include electing not to present us with future acquisition opportunities. Please read "Conflicts of Interest and Fiduciary Duties."

Business Strategies

Our primary business objective is to generate stable and growing cash flows, which will enable us to maintain and increase our cash distributions per unit over time. We intend to accomplish this objective by executing the following strategies:

- *Pursue accretive acquisitions from Dominion.* We intend to seek opportunities to expand our initial asset base primarily through accretive acquisitions from Dominion. Dominion will grant us in connection with this offering a right of first offer with respect to any future sale of its common equity interests in Cove Point, and we may also acquire newly issued common or additional preferred equity interests in Cove Point. Furthermore, Dominion will grant us in connection with this offering a right of first offer with respect to any future sale of its indirect ownership interest in Blue Racer. Although Dominion will grant us in connection with this offering a right of first offer with respect to such interests in Cove Point and Blue Racer, Dominion is under no obligation to sell these interests, nor are we obligated to purchase such interests, and we currently do not know when, if ever, such interests will be acquired from Dominion. In addition, we believe Dominion will offer us opportunities to acquire other midstream assets that it may acquire or develop in the future or that it currently owns. We believe that Dominion's economic relationship with us incentivizes it to offer us acquisition opportunities, although it is under no obligation to do so and neither are we obligated to make any such acquisitions. Please read "—Our Relationship with Dominion."

- *Pursue third-party acquisitions and organic growth opportunities*. We also intend to grow our business by pursuing strategic acquisitions from third parties and, as we acquire additional assets, future organic growth opportunities at those acquired assets. Our third-party growth strategy will include assets both within the existing geographic footprint of Dominion's natural gas-related businesses and potentially in new areas.

- *Focus on long-term, stable cash flows*. We intend to pursue future growth opportunities, whether through our relationship with Dominion, third-party acquisitions or organic growth opportunities, that provide long-term, stable cash flows.

- *Capitalize on Dominion's midstream experience in the Utica and Marcellus Shale formations*. We intend to capitalize on Dominion's midstream experience in the high growth areas of the Utica and Marcellus Shale formations. Dominion's experience in these shale formations, as well as its extensive footprint, could potentially provide significant growth opportunities.

Competitive Strengths

We believe we are well positioned to execute our business strategies based on the following competitive strengths:

- *Our affiliation with Dominion*. We believe that Dominion, one of the nation's largest producers and transporters of energy and the ultimate owner of our general partner, all of our IDRs and a 72.6% limited partner interest in us, is motivated to promote and support the successful execution of our primary business objective through, for example, the following:

  - *Cove Point acquisition opportunities*: Dominion will retain all of the common equity interests in Cove Point immediately following the consummation of this offering and Dominion will grant us in connection with this offering a right of first offer with respect to any future sale of these common equity interests. We may also acquire newly issued common equity interests in Cove Point or additional preferred equity interests in Cove Point in the future, which should benefit from the expected increase in cash flows and income associated with the Liquefaction Project upon its completion, provided that any issuances of additional equity interests in Cove Point would require both our and Dominion's approval.

  - *Other existing Dominion midstream assets*: Dominion will grant us in connection with this offering a right of first offer with respect to any future sale of its indirect ownership interest in Blue Racer. Furthermore, Dominion owns and operates a large portfolio of midstream natural gas assets. We believe Dominion will offer us opportunities to acquire additional midstream assets that it currently owns, although it is under no obligation to do so.

  - *Future Dominion acquisition opportunities*: One of the drivers from Dominion's overall capital investment program is the future construction of infrastructure to handle the increase in natural gas production from the Marcellus and Utica Shale formations. We believe Dominion will offer us the opportunity to acquire additional midstream assets it constructs or acquires in the future, although it is not obligated to do so.

  - *Significant industry and management expertise*: Through our relationship with Dominion, we will have access to a significant pool of management talent, strong commercial relationships throughout the energy industry and the broad operational, commercial, technical, risk management and administrative infrastructure of Dominion. We believe this access will, among other things, enhance the execution of our expansion and acquisition strategies. Our management team includes many senior employees of Dominion with extensive experience in the energy industry.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of common units and subordinated units of Dominion Midstream that will be issued and outstanding upon the consummation of this offering and the related transactions and held by:

- our general partner;

- beneficial owners of 5% or more of our common units;

- each director, director nominee and NEO; and

- all of our directors, director nominees and executive officers as a group.

Unless otherwise noted, the address for each beneficial owner listed below is 120 Tredegar Street, Richmond, Virginia 23219.

The table does not reflect any common units that directors and executive officers may purchase in this offering through the directed unit program described under "Underwriting."

Name of Beneficial Owner	Common Units Beneficially Owned	Percentage of Common Units Beneficially Owned	Subordinated Units Beneficially Owned	Percentage of Subordinated Units Beneficially Owned	Percentage of Common and Subordinated Units Beneficially Owned
Dominion MLP Holding Company, LLC	14,472,789	45.3%	31,972,789	100%	72.6%
Dominion Midstream GP, LLC	—	— %	—	—	— %
Thomas F. Farrell II	—	— %	—	—	— %
Mark F. McGettrick	—	— %	—	—	— %
Paul D. Koonce	—	— %	—	—	— %
Michele L. Cardiff	—	— %	—	—	— %
Mark O. Webb	—	— %	—	—	— %
Joseph M. Rigby	—	— %	—	—	— %
John W. Snow	—	— %	—	—	— %
David A. Wollard	—	— %	—	—	— %
All executive officers, directors and director nominees as a group (8 persons)	—	— %	—	—	— %

The following table sets forth, as of July 31, 2014, the number of shares of common stock of Dominion owned by each director and NEO of our general partner and by all directors, director nominees and executive officers of our general partner as a group:

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned	Deferred Stock Accounts[1]	Restricted Shares	Total[2]	Percentage of Common Stock Beneficially Owned
Thomas F. Farrell II	666,979	—	323,351	990,330	*
Mark F. McGettrick	190,217	—	110,448	300,665	*
Paul D. Koonce	75,858	—	67,181	143,039	*
Michele L. Cardiff	5,037	—	4,187	9,224	*
Mark O. Webb	5,681	—	3,430	9,111	*
Joseph M. Rigby	—	—	—	—	*
John W. Snow	4,075	—	—	4,075	*
David A. Wollard	16,148	17,041	—	33,189	*
All executive officers, directors and director nominees as a group (8 persons)	963,995	17,041	508,597	1,489,633	*

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

After this offering, assuming that the underwriters do not exercise their option to purchase additional common units, Dominion will own 14,472,789 common units and all 31,972,789 subordinated units, representing an aggregate approximately 72.6% limited partner interest in us (excluding the IDRs, which cannot be expressed as a fixed percentage), and will own and control our general partner. Dominion will appoint all of the directors of our general partner, which will own a non-economic general partner interest in us and will own the IDRs.

The terms of the transactions and agreements disclosed in this section were determined by and among affiliated entities and, consequently, are not the result of arm's length negotiations. These terms are not necessarily at least as favorable to the parties to these transactions and agreements as the terms that could have been obtained from unaffiliated third parties.

Distributions and Payments to Our General Partner and Its Affiliates

The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with the formation, ongoing operation and any liquidation of Dominion Midstream.

Formation Stage

The aggregate consideration received by our general partner and its affiliates for the contribution of the general partner interest in Cove Point and a portion of the Preferred Equity Interest . . . .

- 14,472,789 common units (assuming the underwriters do not exercise their option to purchase additional common units);
- 31,972,789 subordinated units;
- our IDRs; and
- any net proceeds from the exercise of the underwriters' option to purchase additional common units will be used to make a distribution to Dominion.

We will also agree to undertake a public or private offering of common units in the future upon request by Dominion and use the proceeds thereof (net of underwriting or placement agency discounts fees and commissions, as applicable) to redeem an equal number of common units from Dominion. Please read "—Agreements with Affiliates in Connection with the Transactions—Registration Rights Agreement."

Contribution to Cove Point in exchange for the remaining portion of the Preferred Equity Interest . . . .

We will use the net proceeds from this offering (other than any proceeds from the exercise of the underwriters' option to purchase additional common units) to make, through Cove Point Holdings, a contribution to Cove Point in exchange for a portion of the Preferred Equity Interest.

Operational Stage

Distributions of distributable cash flow to our general partner and its affiliates . . . . We will generally make cash distributions 100% to our unitholders, including affiliates of our general partner. In addition, if distributions exceed the minimum quarterly distribution and other higher target distribution levels, our general partner will be entitled to increasing percentages of the distributions, up to 50.0% of the distributions above the highest target distribution level.

Assuming we have sufficient distributable cash flow to pay the full minimum quarterly distribution on all of our outstanding common units and subordinated units for four quarters, our general partner and its affiliates would receive an annual distribution of approximately $32.5 million on their units.

Payments to our general partner and its affiliates . . . . Our general partner will not receive a management fee or other compensation for its management of our partnership, but we will reimburse our general partner and its affiliates for all expenses incurred and payments made on our behalf. Our partnership agreement does not set a limit on the amount of expenses for which our general partner and its affiliates may be reimbursed. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform various general, administrative and support services for us or on our behalf, and corporate overhead costs and expenses allocated to us by Dominion. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us.

Withdrawal or removal of our general partner . . . . If our general partner withdraws or is removed, its non-economic general partner interest and its IDRs will either be sold to the new general partner for cash or converted into common units, in each case for an amount equal to the fair market value of those interests. Please read "The Partnership Agreement—Withdrawal or Removal of Our General Partner."

Liquidation Stage

Liquidation . . . . Upon our liquidation, the partners, including our general partner, will be entitled to receive liquidating distributions according to their respective capital account balances.

Agreements with Affiliates in Connection with the Transactions

In connection with this offering, we will enter into certain agreements with Dominion, as described in more detail below.

Contribution Agreement

In connection with the closing of this offering, we will enter into a contribution agreement with Dominion and Cove Point pursuant to which:

- Dominion will contribute the general partner interest in Cove Point and a portion of the Preferred Equity Interest to us, and we will contribute those interests to Cove Point Holdings;

- we will issue the IDRs to our general partner;

- we will issue 14,472,789 common units (assuming no exercise of the underwriters' option to purchase additional common units) and 31,972,789 subordinated units to Dominion; and

- we will contribute the proceeds from this offering, through Cove Point Holdings, to Cove Point in exchange for the remaining portion of the Preferred Equity Interest.

Dominion Credit Facility

Prior to the closing of this offering, we will enter into a new $300 million revolving credit facility with Dominion or one of its affiliates. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Outstanding Indebtedness; Dominion Credit Facility."

Services Agreement

In connection with this offering, our general partner will enter into a services agreement with DRS. DRS has been formed for the purpose of providing administrative, management and other services to Dominion and its subsidiaries as a subsidiary service company. From time to time and at the option of our general partner, our general partner will request that DRS provide, and reimburse DRS for the cost of providing, such administrative, management and other services from DRS as it deems necessary or appropriate for our operations. We will reimburse our general partner and its affiliates for the associated costs of obtaining these services.

Trademark License Agreement

In connection with this offering, we will enter into a trademark license agreement pursuant to which Dominion will grant us a non-exclusive, non-transferrable license to use the Dominion trademarks in connection with our business. Pursuant to this agreement, we will agree to use the marks only in the form and manner and with appropriate legends as prescribed from time to time by Dominion, and will agree that the nature and quality of the business that uses the marks will conform to standards currently applied by Dominion. Either party will be able to terminate the license with 60 days' prior notice.

Registration Rights Agreement

In connection with this offering, we will enter into a registration rights agreement with Dominion, pursuant to which we may be required to register the sale of the common units they hold. Under the registration rights agreement, Dominion will have the right to request that we register the sale of common units held by it on their behalf, including requiring us to make available shelf registration statements permitting sales of common units into the market from time to time over an extended period, and may require us to undertake a public or private offering and use the proceeds (net of underwriting or placement agency discounts, fees and commissions, as applicable) to redeem an equal number of common units from them. In addition, Dominion and its permitted transferees will have the ability to exercise certain piggyback registration rights with respect to their securities if we elect to register any of our equity interests. The registration rights agreement will also include provisions dealing with holdback agreements, indemnification and contribution, and allocation of expenses. All of our common units held by Dominion and any permitted transferee will be entitled to these registration rights.

Our general partner may, but is not required to, seek the approval of such resolutions or courses of action from the conflicts committee of its board of directors or from the holders of a majority of the outstanding common units as described above. If our general partner does not seek approval from the conflicts committee or from holders of common units as described above and the board of directors of our general partner approves the resolution or course of action taken with respect to the conflict of interest, then it will be presumed that, in making its decision, the board of directors of our general partner acted in good faith, and in any proceeding brought by or on behalf of us or any of our unitholders, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption and proving that such decision was not in good faith. Unless the resolution of a conflict is specifically provided for in our partnership agreement, the board of directors of our general partner or the conflicts committee of the board of directors of our general partner may consider any factors they determine in good faith to consider when resolving a conflict. An independent third-party is not required to evaluate the resolution. Under our partnership agreement, all determinations, other actions or failures to act by our general partner, the board of directors of our general partner or any committee thereof (including the conflicts committee) will be presumed to be "in good faith" and in any proceeding brought by or on behalf of us or any of our unitholders, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption and proving that such decision was not in good faith. Please read "Management—Committees of the Board of Directors—Conflicts Committee" for information about the conflicts committee of our general partner's board of directors.

Conflicts of interest could arise in the situations described below, among others:

Actions taken by our general partner may affect the amount of distributable cash flow to unitholders or accelerate the right to convert subordinated units.

The amount of cash that is available for distribution to unitholders is affected by decisions of our general partner regarding such matters as:

- amount and timing of asset purchases and sales;

- cash expenditures;

- borrowings;

- entry into and repayment of current and future indebtedness;

- issuance of additional units; and

- the creation, reduction or increase of reserves in any quarter.

In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner to our unitholders, including borrowings that have the purpose or effect of:

- enabling our general partner or its affiliates to receive distributions on any subordinated units held by them or the IDRs; or

- hastening the expiration of the subordination period.

In addition, our general partner may use an amount, initially equal to $45.0 million, which would not otherwise constitute operating surplus, in order to permit the payment of distributions on subordinated units and the IDRs. All of these actions may affect the amount of cash distributed to our unitholders and our general partner and may facilitate the conversion of subordinated units into common units. Please read "How We Make Distributions to Our Partners."

For example, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units and our subordinated units, our partnership agreement permits us to borrow funds, which would enable us to make such distribution on all outstanding units. Please read "How We Make Distributions to Our Partners—Operating Surplus and Capital Surplus—Operating Surplus."

Voting Rights

The following is a summary of the unitholder vote required for approval of the matters specified below. Matters that call for the approval of a "unit majority" require:

- during the subordination period, the approval of a majority of the common units, excluding those common units whose vote is controlled by our general partner or its affiliates, and a majority of the subordinated units, voting as separate classes; and

- after the subordination period, the approval of a majority of the common units.

In voting their common and subordinated units, our general partner and its affiliates will have no duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interests of us or the limited partners.

The IDRs may be entitled to vote in certain circumstances.

Issuance of additional units . . . . No approval right.

Amendment of the partnership agreement . . . . Certain amendments may be made by our general partner without the approval of the unitholders. Other amendments generally require the approval of a unit majority. Please read "—Amendment of the Partnership Agreement."

Merger of our partnership or the sale of all or substantially all of our assets . . . Unit majority in certain circumstances. Please read "—Merger, Consolidation, Conversion, Sale or Other Disposition of Assets."

Dissolution of our partnership . . . . Unit majority. Please read "—Dissolution."

Continuation of our business upon dissolution . . . . Unit majority. Please read "—Dissolution."

Withdrawal of our general partner . . . . . Under most circumstances, the approval of a majority of the common units, excluding common units held by our general partner and its affiliates, is required for the withdrawal of our general partner prior to June 30, 2024 in a manner that would cause a dissolution of our partnership. Please read "—Withdrawal or Removal of Our General Partner."

Removal of our general partner . . . . Not less than 66 ⅔% of the outstanding units, voting as a single class, including units held by our general partner and its affiliates. In addition, any vote to remove our general partner during the subordination period must provide for the election of a successor general partner by the holders of a majority of the common units and a majority of the subordinated units, voting as separate classes. Please read "—Withdrawal or Removal of Our General Partner."

Transfer of our general partner interest . . . . No approval right. Please read "—Transfer of General Partner Interest."

Our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other partnership interests whenever, and on the same terms that, we issue partnership interests to persons other than our general partner and its affiliates, to the extent necessary to maintain the percentage interest of our general partner and its affiliates, including such interest represented by common and subordinated units, that existed immediately prior to each issuance. The common unitholders will not have preemptive rights under our partnership agreement to acquire additional common units or other partnership interests.

Amendment of the Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interests of us or the limited partners. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner is required to seek written approval of the holders of the number of units required to approve the amendment or to call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

Prohibited Amendments

No amendment may be made that would:

- enlarge the obligations of any limited partner without his consent, unless approved by at least a majority of the type or class of limited partner interests so affected; or

- enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which consent may be given or withheld in its sole discretion.

The provision of our partnership agreement preventing the amendments having the effects described in the clauses above can be amended upon the approval of the holders of at least 90.0% of the outstanding units, voting as a single class (including units owned by our general partner and its affiliates). Upon completion of the offering, an affiliate of our general partner will own approximately 72.6% of our outstanding common and subordinated units.

No Unitholder Approval

Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:

- a change in our name, the location of our principal place of business, our registered agent or our registered office;

- the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

- a change that our general partner determines to be necessary or appropriate to qualify or continue our qualification as a limited partnership or other entity in which the limited partners have limited liability under the laws of any state or to ensure that neither we nor any of our subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for U.S. federal income tax purposes (to the extent not already so treated or taxed);

151

- the entry of a decree of judicial dissolution of our partnership; or

- the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or its withdrawal or removal following the approval and admission of a successor.

Upon a dissolution under the last clause above, the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as a successor general partner an entity approved by the holders of units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that:

- the action would not result in the loss of limited liability under Delaware law of any limited partner; and

- neither our partnership nor any of our subsidiaries would be treated as an association taxable as a corporation or otherwise be taxable as an entity for U.S. federal income tax purposes upon the exercise of that right to continue (to the extent not already so treated or taxed).

Liquidation and Distribution of Proceeds

Upon our dissolution, unless our business is continued, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate, liquidate our assets and apply the proceeds of the liquidation as described in "How We Make Distributions To Our Partners—Distributions of Cash Upon Liquidation." The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of Our General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to June 30, 2024 without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after June 30, 2024, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days' written notice, and that withdrawal will not constitute a violation of our partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days' notice to the limited partners if at least 50% of the outstanding common units are held or controlled by one person and its affiliates, other than our general partner and its affiliates. In addition, our partnership agreement permits our general partner, in some instances, to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders. Please read "—Transfer of General Partner Interest."

Upon withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest in us, the holders of a unit majority may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period after that withdrawal, the holders of a unit majority agree in writing to continue our business and to appoint a successor general partner. Please read "—Dissolution."

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66⅔% of the outstanding units, voting together as a single class, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units, voting as a class, and the outstanding subordinated units, voting as a class. The ownership of more than 33⅓% of the outstanding units by our general partner and its affiliates gives them the ability to prevent our general partner's removal. At the closing of this offering, an affiliate of our general partner will own 72.6% of our outstanding limited partner units, including all of our subordinated units.

Our partnership agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist all subordinated units held by any person who did not, and whose affiliates did not, vote any units in favor of the removal of the general partner, will immediately and automatically convert into common units on a one-for-one basis.

In the event of the removal of our general partner under circumstances where cause exists or withdrawal of our general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest and IDRs of the departing general partner and its affiliates for a cash payment equal to the fair market value of those interests. Under all other circumstances where our general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest and the IDRs of the departing general partner and its affiliates for fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner's general partner interest and all its and its affiliates' IDRs will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred as a result of the termination of any employees employed for our benefit by the departing general partner or its affiliates.

Transfer of General Partner Interest

At any time, our general partner may transfer all or any of its general partner interest to another person without the approval of our common unitholders. As a condition of this transfer, the transferee must, among other things, assume the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement and furnish an opinion of counsel regarding limited liability and tax matters.

Transfer of Ownership Interests in the General Partner

At any time, the owners of our general partner may sell or transfer all or part of its ownership interests in our general partner to an affiliate or third-party without the approval of our unitholders.

Transfer of Subordinated Units and Incentive Distribution Rights

By transfer of subordinated units or IDRs in accordance with our partnership agreement, each transferee of subordinated units or IDRs will be admitted as a limited partner with respect to the subordinated units or IDRs transferred when such transfer and admission is reflected in our books and records. Each transferee:

- represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;

155

UNITS ELIGIBLE FOR FUTURE SALE

After the sale of the common units offered by this prospectus, Dominion will hold an aggregate of 14,472,789 common units and 31,972,789 subordinated units. All of the subordinated units will convert into common units at the end of the subordination period and some may convert earlier. For information regarding the conversion of subordinated units into common units prior to the end of the subordination period, please read "The Partnership Agreement—Withdrawal or Removal of Our General Partner." The sale of these common and subordinated units could have an adverse impact on the price of the common units or on any trading market that may develop.

Our common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any common units held by an "affiliate" of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

- 1% of the total number of the securities outstanding; or
- the average weekly reported trading volume of our common units for the four weeks prior to the sale.

Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned our common units for at least six months (provided we are in compliance with the current public information requirement), or one year (regardless of whether we are in compliance with the current public information requirement), would be entitled to sell those common units under Rule 144, subject only to the current public information requirement. After beneficially owning Rule 144 restricted units for at least one year, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale would be entitled to freely sell those common units without regard to the public information requirements, volume limitations, manner of sale provisions and notice requirements of Rule 144.

Our partnership agreement provides that we may issue an unlimited number of limited partner interests of any type without a vote of the unitholders at any time. Any issuance of additional common units or other limited partner interests would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. Please read "The Partnership Agreement—Issuance of Additional Interests."

Under our partnership agreement and the registration rights agreement that we expect to enter into, our general partner and its affiliates will have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any units that they hold. Subject to the terms and conditions of the partnership agreement and the registration rights agreement, these registration rights allow our general partner and its affiliates or their assignees holding any units to require registration of any of these units and to include any of these units in a registration by us of other units, including units offered by us or by any unitholder. Alternatively, we may be required to undertake a future public or private offering of common units and use the net proceeds from such offering to redeem an equal number of common units held by Dominion. Our general partner and its affiliates will continue to have these registration rights for two years following its withdrawal or removal as our general partner. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors, and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discount. Except as described below, our general partner and its affiliates may sell their units in private transactions at any time, subject to compliance with applicable laws.

The executive officers and directors of our general partner and Dominion have agreed not to sell any common units they beneficially own for a period of 180 days from the date of this prospectus. Please read "Underwriting" for a description of these lock-up provisions.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

This section summarizes the material U.S. federal income tax consequences that may be relevant to prospective unitholders and is based upon current provisions of the Code, existing and proposed Treasury Regulations thereunder, and current administrative rulings and court decisions, all of which are subject to change. Changes in these authorities may cause the U.S. federal income tax consequences to a prospective unitholder to vary substantially from those described below, possibly on a retroactive basis. Unless the context otherwise requires, references in this section to "we" or "us" are references to Dominion Midstream and its subsidiaries.

Legal conclusions contained in this section, unless otherwise noted, are the opinion of Vinson & Elkins L.L.P. and are based on the accuracy of representations made by us to them for this purpose. However, this section does not address all U.S. federal income tax matters that affect us or our unitholders and does not describe the application of the alternative minimum tax that may be applicable to certain unitholders. Furthermore, this section focuses on unitholders who are individual citizens or residents of the U.S. (for U.S. federal income tax purposes), who have the U.S. dollar as their functional currency, who use the calendar year as their taxable year, and who hold units as capital assets (generally, property that is held for investment). This section has limited applicability to corporations, partnerships (including entities treated as partnerships for U.S. federal income tax purposes), estates, trusts, non-resident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, non-U.S. persons, IRAs, employee benefit plans, real estate investment trusts or mutual funds. ***Accordingly, we encourage each unitholder to consult the unitholder's own tax advisor in analyzing the federal, state, local and non-U.S. tax consequences particular to that unitholder resulting from ownership or disposition of units and potential changes in applicable tax laws.***

We are relying on opinions and advice of Vinson & Elkins L.L.P. with respect to the matters described herein. An opinion of counsel represents only that counsel's best legal judgment and does not bind the IRS or a court. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS. Any such contest of the matters described herein may materially and adversely impact the market for units and the prices at which our units trade. In addition, our costs of any contest with the IRS will be borne indirectly by our unitholders because the costs will reduce our distributable cash flow. Furthermore, the tax consequences of an investment in us may be significantly modified by future legislative or administrative changes or court decisions, which may be retroactively applied.

For the reasons described below, Vinson & Elkins L.L.P. has not rendered an opinion with respect to the following U.S. federal income tax issues: (1) the treatment of a unitholder whose units are the subject of a securities loan (e.g., a loan to a short seller to cover a short sale of units) (please read "—Tax Consequences of Unit Ownership—Treatment of Securities Loans"); (2) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read "—Disposition of Units— Allocations between Transferors and Transferees"); and (3) whether our method for taking into account Section 743 adjustments is sustainable in certain cases (please read "—Tax Consequences of Unit Ownership— Section 754 Election" and "—Uniformity of Units").

Taxation of Dominion Midstream

Partnership Status

We expect to be treated as a partnership for U.S. federal income tax purposes and, therefore, generally will not be liable for entity-level U.S. federal income taxes. Instead, as described below, each of our unitholders will take into account its respective share of our items of income, gain, loss and deduction in computing its U.S. federal income tax liability as if the unitholder had earned such income directly, even if we make no cash distributions to the unitholder.

Section 7704 of the Code generally provides that publicly traded partnerships will be treated as corporations for U.S. federal income tax purposes. However, if 90% or more of a partnership's gross income for every taxable year it is publicly traded consists of "qualifying income," Dominion Midstream may continue to be treated as a

Tax Consequences of Unit Ownership

Limited Partner Status

Unitholders who are admitted as limited partners of Dominion Midstream, as well as unitholders whose units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of units, will be treated as partners of Dominion Midstream for U.S. federal income tax purposes. For a discussion related to the risks of losing partner status as a result of securities loans, please read "—Treatment of Securities Loans." Unitholders who are not treated as partners in us as described above are urged to consult their own tax advisors with respect to the tax consequences applicable to them under their particular circumstances.

Flow-Through of Taxable Income

Subject to the discussion below under "—Entity-Level Collections of Unitholder Taxes" with respect to payments we may be required to make on behalf of our unitholders, we will not pay any U.S. federal income tax. Rather, each unitholder will be required to report on its U.S. federal income tax return each year its share of our income, gains, losses and deductions for our taxable year or years ending with or within its taxable year. Consequently, we may allocate income to a unitholder even if that unitholder has not received a cash distribution.

Basis of Units

A unitholder's tax basis in its units initially will be the amount paid for those units increased by the unitholder's initial allocable share of our liabilities. That basis generally will be (i) increased by the unitholder's share of our income and any increases in such unitholder's share of our liabilities, and (ii) decreased, but not below zero, by the amount of all distributions to the unitholder, the unitholder's share of our losses, and any decreases in the unitholder's share of our liabilities. The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all of those interests.

Ratio of Taxable Income to Distributions

We estimate that a purchaser of units in this offering who owns those units from the date of closing of this offering through the record date for distributions for the period ending December 31, 2017 will be allocated, on a cumulative basis, an amount of federal taxable income that will be 20% or less of the cash distributed on those units with respect to that period. These estimates are based upon the assumption that earnings from operations will approximate the amount required to make the minimum quarterly distribution on all units and other assumptions with respect to capital expenditures, cash flow, net working capital and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, legislative, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we will adopt and which could be changed or with which the IRS could disagree. Accordingly, we cannot assure that these estimates will prove to be correct, and our counsel has not opined on the accuracy of such estimates. The actual ratio of taxable income to cash distributions could be higher or lower than expected, and any differences could be material and could affect the value of units. For example, the ratio of taxable income to cash distributions to a purchaser of units in this offering would be higher, and perhaps substantially higher, than our estimate with respect to the period described above if:

- we distribute less cash than we have assumed in making this projection; or

- we make a future offering of units and use the proceeds of the offering in a manner that does not produce additional deductions during the period described above, such as to repay indebtedness outstanding at the time of this offering or to acquire property that is not eligible for depreciation or amortization for U.S. federal income tax purposes during such period or that is depreciable or amortizable at a rate significantly slower than the rate applicable to our assets at the time of this offering.

UNDERWRITING

Barclays Capital Inc., Citigroup Global Markets Inc. and J.P. Morgan Securities LLC are acting as the representatives of the underwriters, and Barclays Capital Inc., Citigroup Global Markets Inc., J.P. Morgan Securities LLC, Merrill Lynch, Pierce Fenner & Smith Incorporated, Goldman, Sachs & Co., UBS Securities LLC and Morgan Stanley & Co. LLC are acting as joint book-running managers of this offering. Under the terms of an underwriting agreement, which will be filed as an exhibit to the registration statement relating to this prospectus, each of the underwriters named below has severally agreed to purchase from us the respective number of common units shown opposite its name below:

Underwriters	Number of Common Units
Barclays Capital Inc.	
Citigroup Global Markets Inc.	
J.P. Morgan Securities LLC	
Merrill Lynch, Pierce, Fenner & Smith Incorporated	
Goldman, Sachs & Co.	
UBS Securities LLC	
Morgan Stanley & Co. LLC	
RBC Capital Markets, LLC	
Scotia Capital (USA) Inc.	
Total	17,500,000

The underwriting agreement provides that the underwriters' obligation to purchase the common units depends on the satisfaction of the conditions contained in the underwriting agreement including:

- the obligation to purchase all of the common units offered hereby (other than those common units covered by their option to purchase additional common units as described below), if any of the common units are purchased;

- the representations and warranties made by us to the underwriters are true;

- there is no material change in our business or the financial markets; and

- we deliver customary closing documents to the underwriters.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional common units. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us for the common units.

	No Exercise	Full Exercise
Per common unit	$	$
Total	$	$

We will pay a structuring fee equal to 0.5% of the gross proceeds from this offering (including any proceeds from the exercise of the option to purchase additional common units) to Barclays Capital Inc. and Citigroup Global Markets Inc. for the evaluation, analysis and structuring of our partnership.

The representatives of the underwriters have advised us that the underwriters propose to offer the common units directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $0.69 per common unit.

After this offering, the representatives may change the offering price and other selling terms. Sales of common units made outside of the U.S. may be made by affiliates of the underwriters.

The expenses of this offering that are payable by us are estimated to be $2.9 million (excluding underwriting discounts and commissions and structuring fees).

Option to Purchase Additional Common Units

We have granted the underwriters an option, exercisable for 30 days after the date of the underwriting agreement, to purchase, from time to time, in whole or in part, up to an aggregate of 2,625,000 additional common units at the public offering price less underwriting discounts and commissions. This option may be exercised if the underwriters sell more than 17,500,000 common units in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional common units based on the underwriter's underwriting commitment in this offering as indicated in the table at the beginning of this Underwriting section.

Lock-Up Agreements

We, our subsidiaries, our general partner and its affiliates, including Dominion, and the directors, director nominees and executive officers of our general partner, have agreed that without the prior written consent of each of Barclays Capital Inc. and Citigroup Global Markets Inc., we and they will not, directly or indirectly, (i) offer for sale, sell, pledge or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any of our common units (including, without limitation, common units that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the SEC and common units that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common units, (ii) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of the common units, (iii) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any common units or securities convertible, exercisable or exchangeable into common units or any of our other securities or (iv) publicly disclose the intention to do any of the foregoing for a period of 180 days after the date of this prospectus.

These restrictions do not apply to, among other things:

- the sale of common units pursuant to the underwriting agreement;
- issuances of common units by us pursuant to any employee benefit plan in effect as of the date of the underwriting agreement provided that such common units will be subject to the 180-day restricted period; and
- the filing of one or more registration statements on Form S-8 relating to any employee benefit plan in effect as of the date of the underwriting agreement.

Barclays Capital Inc. and Citigroup Global Markets Inc., in their sole discretion, may release the common units and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release common units and other securities from lock-up agreements, Barclays Capital Inc. and Citigroup Global Markets Inc. will consider, among other factors, the holder's reasons for requesting the release, the number of common units and other securities for which the release is being requested and market conditions at the time.

As described below under the caption "Directed Unit Program," any participant in the Directed Unit Program will be subject to a 180-day lock up with respect to any common units sold to them pursuant to that program. This lock up will have similar restrictions as the lock-up agreement described above.

At the time of this offering, there are no agreements, understandings, or intentions, tacit or explicit, to release the common units or other securities from such lock-up agreements prior to the corresponding period.

Relationships

Certain of the underwriters or their respective affiliates have in the past and may in the future perform investment banking, commercial banking, advisory and other services for us and our affiliates from time to time for which they have received, and may in the future receive, customary fees and expenses. Specifically, affiliates of Barclays Capital Inc., Citigroup Global Markets Inc., J.P. Morgan Securities LLC, Merrill Lynch, Pierce Fenner & Smith Incorporated, Goldman, Sachs & Co., UBS Securities LLC, Morgan Stanley & Co. LLC, RBC Capital Markets, LLC and Scotia Capital (USA) Inc. are lenders under (i) a joint revolving credit facility of Dominion Resources, Inc. and its subsidiaries Virginia Electric and Power Company and Dominion Gas Holdings, LLC and (ii) Virginia Electric and Power Company's credit facility.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and instruments of ours or our affiliates. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

FINRA

Because the Financial Industry Regulatory Authority, Inc. ("*FINRA*") views the common units offered hereby as interests in a direct participation program, this offering is being made in compliance with Rule 2310 of the FINRA Rules. Investor suitability with respect to the common units should be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

Selling Restrictions

European Economic Area

This prospectus has been prepared on the basis that the transactions contemplated by this prospectus in any Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "*Relevant Member State*") (other than Germany) will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of securities. Accordingly, any person making or intending to make any offer in that Relevant Member State of the securities which are the subject of the transactions contemplated by this prospectus, may only do so in circumstances in which no obligation arises for us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither we nor any of the underwriters have authorized, nor do they authorize, the making of any offer of securities or any invitation relating thereto in circumstances in which an obligation arises for us or any of the underwriters to publish a prospectus for such offer or invitation.

In relation to each Relevant Member State, other than Germany, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, no offer to the public of the securities subject to this supplement has been or will be made in that Relevant Member State other than:

(a) to any legal entity which is a qualified investor as defined in the Prospectus Directive ("*Qualified Investors*");

(b) to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than Qualified Investors), as permitted under the Prospectus Directive subject to obtaining our prior consent for any such offer; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer or invitation shall require us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

DOMINION MIDSTREAM PARTNERS, LP
UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

Introduction

The unaudited pro forma combined financial statements of Dominion Midstream consist of a Combined Balance Sheet at June 30, 2014, a Combined Statement of Income for the year ended December 31, 2013 and a Combined Statement of Income for the six months ended June 30, 2014. The unaudited pro forma combined financial statements included herein have been derived from the audited and unaudited historical financial statements of Cove Point, our predecessor for accounting purposes set forth elsewhere herein. The unaudited pro forma combined financial statements do not necessarily reflect what our financial position and results of operations would have been if we had operated as an independent, publicly traded partnership during the periods shown. In addition, they are not necessarily indicative of our future results of operations or financial condition. The assumptions and adjustments give pro forma effect to events, described below, that are (i) directly attributable to this offering of limited partner units in Dominion Midstream, (ii) factually supportable and (iii) with respect to the pro forma combined statement of income, expected to have a continuing impact on Dominion Midstream. The actual adjustments may differ from the pro forma adjustments.

The contribution by Dominion to Dominion Midstream of the general partner interest in Cove Point and a portion of the Preferred Equity Interest is considered to be a reorganization of entities under common control. As a result, Dominion Midstream will own the general partner of and control Cove Point and as such will consolidate Cove Point. Upon consolidation, Cove Point's assets and liabilities will be recognized in Dominion Midstream's consolidated financial statements at Dominion's historical cost. The pro forma adjustments have been prepared as if the transactions to be effected at the closing of this offering had taken place on June 30, 2014 in the case of the unaudited pro forma combined balance sheet and as of January 1, 2013 in the case of the unaudited pro forma combined statements of income for the year ended December 31, 2013 and for the six months ended June 30, 2014. The unaudited pro forma combined financial statements should be read in conjunction with the notes accompanying such unaudited pro forma combined financial statements and with the audited and unaudited historical financial statements of Cove Point and related notes included elsewhere herein.

The unaudited pro forma combined financial statements give effect to the following transactions:

- Dominion will contribute the general partner interest in Cove Point and a portion of the Preferred Equity Interest to us, and we will contribute both interests to our wholly-owned subsidiary, Cove Point Holdings;

- we will issue to our general partner the IDRs, which entitle the holder to increasing percentages, up to a maximum of 50.0%, of the cash we distribute in excess of $0.2013 per unit per quarter;

- we will issue to Dominion 14,472,789 common units and 31,972,789 subordinated units;

- we will receive gross proceeds of $350.0 million from the issuance and sale of 17,500,000 common units to the public at an assumed initial offering price of $20.00 per common unit;

- we will use $20.9 million of the proceeds from this offering to pay underwriting discounts, a structuring fee totaling $1.8 million and estimated offering expenses of $2.9 million;

- we will use $324.4 million of the proceeds from this offering to make, through Cove Point Holdings, a contribution to Cove Point in exchange for the remaining portion of the Preferred Equity Interest; and

- we will enter into a new $300 million credit facility with Dominion, which will be undrawn at the closing of this offering.

Upon completion of this offering, Dominion Midstream anticipates incurring incremental selling, general and administrative expense of approximately $2.0 million per year as a result of being a publicly traded partnership, such as expenses associated with annual and quarterly reporting, tax return preparation, Schedule K-1 preparation and distribution expenses, Sarbanes-Oxley compliance expenses, expenses associated

DOMINION MIDSTREAM PARTNERS, LP

UNAUDITED PRO FORMA COMBINED BALANCE SHEET—Continued
AT JUNE 30, 2014

	Cove Point (Predecessor) Historical	Pro Forma Adjustments	Dominion Midstream Pro Forma
		(in millions)	
LIABILITIES AND EQUITY			
Current Liabilities			
Accounts payable	$ 26.5	$ —	$ 26.5
Payables to affiliates	1.9	—	1.9
Accrued payroll and taxes	1.2	—	1.2
Regulatory liabilities	4.7	—	4.7
Natural gas imbalances	5.1	—	5.1
Other	6.9	—	6.9
Total current liabilities	46.3	—	46.3
Deferred Credits and Other Liabilities			
Deferred income taxes	145.1	(145.1)[(d)]	—
Pension and other postretirement benefit liabilities	4.3	—	4.3
Regulatory liabilities	31.5	—	31.5
Other	1.7	(0.3)[(d)]	1.4
Total deferred credits and other liabilities	182.6	(145.4)	37.2
Total liabilities	228.9	(145.4)	83.5
Equity and Partner's Capital			
Parent net equity	1,486.0	(566.0)[(a)]	—
		135.5[(d)]	
		(1,055.5)[(e)]	
General partner interest—Dominion	—	—	—
Limited partner interest/common units/subordinated units—Dominion	—	566.0[(a)]	571.3
		5.3[(f)]	
Limited partner interest/common units—Public	—	350.0[(b)]	324.4
		(25.6)[(c)]	
Non-controlling interest	—	1,055.5[(e)]	1,065.5
		10.0[(f)]	
Total equity and partners' capital	1,486.0	475.2	1,961.2
Total liabilities and equity	$1,714.9	$ 329.8	$2,044.7

The accompanying notes are an integral part of Dominion Midstream's
Unaudited Pro Forma Combined Financial Statements.

DOMINION MIDSTREAM PARTNERS, LP

UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2013

	Cove Point (Predecessor) Historical	Pro Forma Adjustments	Dominion Midstream Pro Forma
	(in millions, except per unit data)		
Operating Revenue	$343.5	$ —	$343.5
Operating Expenses			
Purchased gas	91.7	—	91.7
Other operations and maintenance			
Affiliated suppliers	7.7	—	7.7
Other	20.2	—	20.2
Depreciation and amortization	31.7	—	31.7
Other taxes	21.1	—	21.1
Total operating expenses	172.4	—	172.4
Income from operations	171.1	—	171.1
Interest and related charges	—	—	—
Income from operations including non-controlling interest before income taxes	171.1	—	171.1
Income tax expense	61.7	(61.7)[(d)]	—
Net income including non-controlling interest	109.4	61.7	171.1
Non-controlling interest	—	121.1[(g)]	121.1
Net income attributable to Dominion Midstream Partners, LP	$109.4	$ (59.4)	$ 50.0
General partner's interest in net income			$ —
Limited partners' interest/common unitholders interest in net income			$ 25.0
Subordinated unitholders' interest in net income			$ 25.0
Weighted average common units outstanding (basic and diluted)			32.0
Weighted average subordinated units outstanding (basic and diluted)			32.0
Net income per common unit (basic and diluted)			$ 0.78
Net income per subordinated unit (basic and diluted)			$ 0.78

The accompanying notes are an integral part of Dominion Midstream's
Unaudited Pro Forma Combined Financial Statements.

DOMINION MIDSTREAM PARTNERS, LP

**UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME
FOR THE SIX MONTHS ENDED JUNE 30, 2014**

	Cove Point (Predecessor) Historical	Pro Forma Adjustments	Dominion Midstream Pro Forma
	(in millions, except per unit data)		
Operating Revenue	$180.1	$ —	$180.1
Operating Expenses			
Purchased gas	53.1	—	53.1
Other operations and maintenance			
Affiliated suppliers	3.9	—	3.9
Other	17.3	—	17.3
Depreciation and amortization	15.7	—	15.7
Other taxes	11.1	—	11.1
Total operating expenses	101.1	—	101.1
Income from operations	79.0	—	79.0
Interest and related charges	—	—	—
Income from operations including non-controlling interest before income taxes	79.0	—	79.0
Income tax expense	30.2	(30.2)[(d)]	—
Net income including non-controlling interest	48.8	30.2	79.0
Non-controlling interest	—	54.0[(g)]	54.0
Net income attributable to Dominion Midstream Partners, LP	$ 48.8	$(23.8)	$ 25.0
General partner's interest in net income			$ —
Limited partners' interest/common unitholders interest in net income			$ 12.5
Subordinated unitholders' interest in net income			$ 12.5
Weighted average common units outstanding (basic and diluted)			32.0
Weighted average subordinated units outstanding (basic and diluted)			32.0
Net income per common unit (basic and diluted)			$ 0.39
Net income per subordinated unit (basic and diluted)			$ 0.39

The accompanying notes are an integral part of Dominion Midstream's
Unaudited Pro Forma Combined Financial Statements.

DOMINION MIDSTREAM PARTNERS, LP
NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

NOTE 1. BASIS OF PRESENTATION

The unaudited pro forma combined financial statements of Dominion Midstream have been derived from the audited and unaudited historical financial statements of Cove Point, set forth elsewhere herein. Cove Point's financial statements are comprised of the operations and related assets of Cove Point, which consist of owning and operating the Dominion Cove Point LNG Facility, an LNG import/regasification facility that has the ability to regasify LNG imported from abroad or otherwise stored in its facilities, located on the Chesapeake Bay in Lusby, Maryland, as well as approximately 136 miles of natural gas pipeline. In connection with this offering, Dominion Midstream will own the Preferred Equity Interest, a perpetual non-convertible preferred equity interest entitled to the first $50.0 million of annual cash distribution made by Cove Point.

The contribution by Dominion to Dominion Midstream of the general partner interest in Cove Point and a portion of the Preferred Equity Interest is considered to be a reorganization of entities under common control. As a result, Dominion Midstream will own the general partner of and control Cove Point and as such will consolidate Cove Point. Upon consolidation, Cove Point's assets and liabilities will be recognized in Dominion Midstream's consolidated financial statements at Dominion's historical cost. The pro forma adjustments have been prepared as if the transactions to be effected at the closing of this offering of the limited partner units in Dominion Midstream had taken place on June 30, 2014 in the case of the unaudited pro forma Combined Balance Sheet and as of January 1, 2013 in the case of the pro forma Combined Statements of Income for the year ended December 31, 2013 and for the six months ended June 30, 2014. The adjustments are based on currently available information and certain estimates and assumptions, and therefore the actual effects of these transactions will differ from the pro forma adjustments. However, management believes that the assumptions used provide a reasonable basis for presenting the significant effects of this offering and related transactions, and that the pro forma adjustments in the unaudited pro forma combined financial statements give appropriate effect to the assumptions.

The effect on the unaudited pro forma combined financial statements of the transactions described above are more fully described in Note 3. The unaudited pro forma statements include the net assets and operations of Cove Point.

The pro forma adjustments included herein assume no exercise of the underwriters' option to purchase additional common units. Any net proceeds received from the exercise of this option will be distributed to Dominion.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies followed in preparing the unaudited pro forma combined financial statements are those used by Cove Point as set forth in its historical financial statements contained elsewhere in this prospectus.

NOTE 3. PRO FORMA ADJUSTMENTS AND ASSUMPTIONS

A general description of these transactions and adjustments is provided as follows:

(a) Reflects Dominion's contribution of the general partner interest in Cove Point and a portion of the Preferred Equity Interest to us in exchange for the issuance of 14,472,789 common units and 31,972,789 subordinated units to Dominion, representing a 72.6% partnership interest in us. This transaction is an exchange of ownership interests between entities under common control. As a result, Dominion Midstream's basis is equal to Dominion's cost basis in the general partner interest in Cove Point and a portion of the Preferred Equity Interest. Dominion Midstream will own the general partner of and control Cove Point and as such will consolidate Cove Point. As such, Dominion Midstream's investment in the Preferred Equity Interest as well as Cove Point's preferred equity interest is eliminated in consolidation.

(b) Reflects gross proceeds of $350.0 million from the issuance and sale of 17,500,000 million common units to the public at the assumed initial public offering price of $20.00 per unit. The proceeds from issuance assume no exercise of the underwriters' option to purchase additional common units.

(c) Reflects payment of the underwriting discounts and expenses related to the initial public offering of $25.6 million, which will be allocated to the public common units.

(d) Reflects the elimination of the impact of federal and state taxes as Dominion Midstream is a non-taxable entity. The settlement of the tax sharing agreement between Cove Point and Dominion will be reflected as an equity transaction in Dominion Midstream's 2014 consolidated financial statements.

(e) Dominion Midstream will own the general partner of and control Cove Point and as such will consolidate Cove Point. This adjustment is to reflect the consolidated Cove Point equity not owned by Dominion Midstream as non-controlling interest equity of Dominion Midstream. The equity attributable to the non-controlling interest is calculated based on the predecessor historical parent net equity as adjusted for the transactions to be effected at the closing of the initial public offering as if they had occurred on June 30, 2014 as detailed in footnotes (a) and (d) above.

(f) Reflects additional Dominion basis in the equity interests in Cove Point that is not reflected on the predecessor historical financial statements. The adjustment is for additional capitalized interest that is limited at Cove Point to actual interest incurred but is reflected in Dominion's basis in Cove Point's property, plant and equipment. Since this transaction is an exchange of ownership interest between entities under common control, Dominion Midstream's basis is equal to Dominion's historical basis.

(g) Dominion Midstream will own the general partner of, and control, Cove Point and as such will consolidate Cove Point. This adjustment is to reflect the consolidated Cove Point income not owned by Dominion Midstream as non-controlling interest income of Dominion Midstream. Effective after the initial public offering, Dominion Midstream will own the Preferred Equity Interest, a perpetual non-convertible preferred equity interest entitled to the first $50.0 million of annual cash distribution ($12.5 million quarterly) made by Cove Point. Any excess cash available over the expected $50 million will be attributable to the non-controlling interest but not available for distribution until the distribution reserve has been fully funded. In addition, the Preferred Equity Interest is entitled to 3.0% share of Cove Point's annual Modified Net Operating Income in excess of $600 million. However, since Cove Point's 2013 annual Modified Net Operating Income was below this threshold, no additional cash above the $50 million would have been distributed on the Preferred Equity Interest for 2013.

The income attributable to the non-controlling interest is calculated based on the predecessor historical parent net income as adjusted for the transactions to be effected at the closing of the initial public offering as if they had occurred on January 1, 2013 as detailed in footnote (d) above and adjusting for the $50 million ($12.5 million quarterly) attributable to Dominion Midstream.

NOTE 4. PRO FORMA NET INCOME PER LIMITED PARTNER UNIT

Pro forma net income per limited partner unit is determined by dividing the pro forma net income available to the limited partners by the number of common units and subordinated units using the two class method. For purposes of this calculation, we assumed that 31,972,789 million common units and 31,972,789 million subordinated units were outstanding since January 1, 2013. The principal difference between our common units and subordinated units is that in any quarter during the subordination period, holders of the subordinated units are not entitled to receive any distribution from operating surplus until the common units have received the minimum quarterly distribution from operating surplus, plus any arrearages in the payment of the minimum quarterly distribution from operating surplus from prior quarters. Please read "How We Make Distributions to Our Partners" elsewhere in this prospectus.



Dominion Midstream Partners, LP

Common Units
Representing Limited Partner Interests

Prospectus

, 2014

Barclays
Citigroup
J.P. Morgan
BofA Merrill Lynch
Goldman, Sachs & Co.
UBS Investment Bank
Morgan Stanley

RBC Capital Markets
Scotiabank

Through and including   , 2014 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common units, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

Set forth below are the expenses (other than underwriting discounts and commissions and the structuring fee) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the SEC registration fee, the FINRA filing fee and the NYSE listing fee the amounts set forth below are estimates.

SEC registration fee	$ 54,435
FINRA filing fee	$ 63,898
Printing and engraving expenses	$ 290,000
Fees and expenses of legal counsel	$1,500,000
Accounting fees and expenses	$ 756,000
Transfer agent and registrar fees	$ 4,500
NYSE listing fee	$ 125,000
Miscellaneous	$ 100,000
Total	$2,893,833

ITEM 14. INDEMNIFICATION OF OFFICERS AND MEMBERS OF OUR BOARD OF DIRECTORS.

Subject to any terms, conditions or restrictions set forth in the partnership agreement, Section 17-108 of the Delaware Revised Uniform Limited Partnership Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other persons from and against all claims and demands whatsoever. The section of the prospectus entitled "The Partnership Agreement—Indemnification" discloses that we will generally indemnify officers, directors and affiliates of the general partner to the fullest extent permitted by the law against all losses, claims, damages or similar events and is incorporated herein by this reference.

Our general partner will purchase insurance covering its officers and directors against liabilities asserted and expenses incurred in connection with their activities as officers and directors of the general partner or any of its direct or indirect subsidiaries.

The underwriting agreement to be entered into in connection with the sale of the securities offered pursuant to this registration statement, the form of which will be filed as an exhibit to this registration statement, provides for indemnification of Dominion and our general partner, their officers and directors, and any person who controls Dominion and our general partner, including indemnification for liabilities under the Securities Act.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

On March 11, 2014, in connection with the formation of Dominion Midstream, we issued (i) the non-economic general partner interest in us to Dominion Midstream GP, LLC and (ii) the 100.0% limited partner interest in us to Dominion for $1,000.00. The issuance was exempt from registration under Section 4(a)(2) of the Securities Act. There have been no other sales of unregistered securities within the past three years.

ITEM 16. EXHIBITS.

See the Index to Exhibits on the page immediately preceding the exhibits for a list of exhibits filed as part of this registration statement on Form S-1, which Index to Exhibits is incorporated herein by reference.